   As filed with the Securities and Exchange Commission on February 21, 1997

                                                      Registration No. 333-17317
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                AMENDMENT NO. 2

                                       TO
                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        MICHIGAN HERITAGE BANCORP, INC.
               (Name of small business issuer as in its charter)

             Michigan                                  6712                             38-3318018
   (State or other jurisdiction             (Primary Standard Industrial              (I.R.S. Employer
of incorporation or organization)           Classification Code Number)             Identification No.)

                              21211 Haggerty Road
                           Novi, Michigan  48375-5306
                                 (810) 380-0779
              (Address and telephone number of principal executive
    offices and principal place of business or intended principal place of business)

                         Anthony S. Albanese, President
                        Michigan Heritage Bancorp, Inc.
                              21211 Haggerty Road
                           Novi, Michigan 48375-5306
                                 (810) 380-0779
          (Name, address, and telephone number of agent for service)
                                  Copies to:
         Paul R. Rentenbach                 Gordon R. Lewis
         Dykema Gossett PLLC                Warner Norcross & Judd LLP
         400 Renaissance Center             900 Old Kent Building
         Detroit, Michigan  48243           111 Lyon St. N.W.
         Fax (313) 568-6915                 Grand Rapids, Michigan 49503-2489
                                            Fax (616) 459-2170

                      ----------------------------------
Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.     [   ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF
THE SECURITIES ACT OF 1933, MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1997


PROSPECTUS

                                1,000,000 SHARES

                     [MICHIGAN HERITAGE BANCORP, INC. LOGO]

                                  COMMON STOCK
                               ------------------


     Michigan Heritage Bancorp, Inc., a Michigan corporation (the "Company"), is offering for sale 1,000,000 shares of its Common Stock (the "Common Stock"). The Company is a proposed bank holding company organized to own all of the common stock of Michigan Heritage Bank, a Michigan banking corporation (in organization), to be located in Novi, Michigan (the "Bank"). Neither the Company nor the Bank has ever conducted any business operations other than matters related to their initial organization and the raising of capital. See "Business." There has been no public trading market for the Common Stock. Roney & Co. L.L.C. (the "Underwriter" or "Roney & Co.") has advised the Company that it anticipates making a market in the Common Stock following completion of the offering, although there can be no assurance that an active trading market will develop. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company expects that the quotations for the Common Stock will be reported on the NASD OTC Bulletin Board under the symbol "MHBC." The directors and officers of the Company are expected to purchase 74,100 of the shares of Common Stock at the public offering price.

                               ------------------
  THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF RISK. SEE "RISK FACTORS" ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN
                   INVESTMENT IN THE COMPANY'S COMMON STOCK.
 THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND THEY ARE NOT
  INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL
  AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES
    COMMISSION OR ANY OTHER GOVERNMENTAL AGENCY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.



==================================================================================================================
                                                PRICE TO               UNDERWRITING             PROCEEDS TO
                                                 PUBLIC              DISCOUNTS(1)(2)           COMPANY(2)(3)
------------------------------------------------------------------------------------------------------------------
Per Share.............................           $10.00                   $0.70                    $9.30
------------------------------------------------------------------------------------------------------------------
Total(2)..............................        $10,000,000                $700,000                $9,300,000
==================================================================================================================


(1) The Company has agreed to indemnify the Underwriter against certain liabilities including liabilities under the Securities Act of 1933. See "Underwriting".

(2) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts, and Proceeds to the Company will be approximately $11,500,000, $805,000, and $10,695,000, respectively. See "Underwriting." The Underwriter has agreed that no Underwriting Discounts will be incurred by the Company for up to 300,000 shares sold by the Underwriter under the Company's direction to members of the Board of Directors, members of their immediate families, and certain other persons. The Underwriter has no legal obligation to sell shares to such people and no shares have been reserved for such sales, other than the 74,100 shares to be purchased by the directors and officers of the Company. See "Underwriting." If 300,000 shares are so purchased, Underwriting Discounts will be reduced by, and Proceeds to the Company will be increased by $210,000.

(3) Before deducting estimated offering expenses payable by the Company of $200,000.
                               ------------------


     The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in Detroit, Michigan, on or about February   , 1997.

                               ------------------
                                     (LOGO)


               THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1997.

                     [MICHIGAN HERITAGE BANCORP, INC. MAP]

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), but will be required to file reports pursuant to the Exchange Act following the completion of the offering. The Company, which will use a December 31 fiscal year, intends to furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

     Requests for such documents should be directed to Darryle J. Parker, Treasurer, 21211 Haggerty Road, Novi, Michigan 48375.
                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option.

                                  THE COMPANY

     Michigan Heritage Bancorp, Inc. (the "Company") was incorporated in 1989 as a Michigan corporation whose primary purpose will be to own and operate Michigan Heritage Bank (the "Bank") as the Bank's sole shareholder. The Company has been inactive since its formation. The Bank is organizing as a Michigan banking corporation with depository accounts to be insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank intends to provide a focused core of banking services, primarily for small to medium-sized businesses, as well as individuals. The Bank's lending service will focus primarily on commercial equipment financing and, to a lesser extent, commercial real estate loans and commercial term loans to businesses secured by the assets of the borrower. The Bank intends to originate a number of loans through third party referral sources such as leasing companies and mortgage brokers, many of whom are known to management. The Bank's retail strategy is expected to focus on single-family mortgage loans, home equity loans and, to a lesser extent, other forms of consumer lending. The Bank intends to offer competitive rates on various deposit products as well as providing attractive products and services. The Bank intends to offer its banking services primarily in Oakland and western Wayne counties, including Novi, Farmington, Farmington Hills, Livonia, Northville and Northville Township. These services will reflect the Bank's intended strategy of serving small to medium size businesses as well as individual customers in its market area. Completion of the offering will be conditioned on, among other things, the Company and the Bank having received all necessary regulatory approvals and satisfying certain conditions contained therein. Management anticipates commencing business in the first quarter of 1997.

MANAGEMENT

     The Company has assembled a management team and a Board of Directors that have strong business experience in the Bank's market area and a shared vision and commitment to the future growth and success of the Bank.

     Richard Zamojski, Chairman and Chief Executive Officer of the Company and the Bank, has over 20 years of experience in the financial services industry. Prior to his arrival at the Company, Mr. Zamojski was Chairman and Chief Executive Officer of a privately-owned financial institution located in southeastern Michigan which had total assets of approximately $1 billion at the time of his departure in August 1996. Anthony S. Albanese, President and Chief Operating Officer of the Company, was President and Chief Operating Officer of the same financial institution prior to coming to the Company and has over 20 years experience in the financial services industry. Mr. Zamojski and Mr. Albanese have served together in management and executive capacities for three financial institutions during the past 20 years. During their most recent affiliation, the financial institution grew from approximately $120 million in total assets to approximately $1 billion in total assets and developed from primarily a mortgage banking institution to a diversified financial institution offering a full line of commercial and consumer banking products. Mr. Zamojski and Mr. Albanese have chosen to join the Company at compensation levels below those earned in their previous positions. See "Management."

     The Company has formed a Board of Directors comprised of individuals with a broad background in business, leasing, real estate and banking. Current directors include Philip Sotiroff, an attorney with over 30 years of legal experience in banking and equipment financing, H. Perry Driggs, Jr., an investment banker with over 20 years of experience in commercial banking, Phillip Harrison, who has extensive background in equipment financing, and Lewis George, a real estate developer.

     Mr. Zamojski, Mr. Albanese and the other members of the Board of Directors represent a significant asset to the Company and the Bank. These individuals have many years of personal experience in the financial services industry and, in some cases, have worked together successfully at other financial institutions. The officer staff currently assembled by the Company represents a wide range of business, banking and investment knowledge and experience. The Company believes that these individuals and their relationships in the Bank's market area should offer the Bank a substantial opportunity to attract new relationships.

MARKET AREA

     The Bank's main office will be located along the rapidly developing Haggerty Road corridor in the southeast corner of Novi, Michigan. The Bank has leased a former bank branch building that is being renovated by the Bank. The communities that will comprise the Bank's primary service area are Novi, Farmington, Farmington Hills, Livonia, Northville and Northville Township. Management believes these communities have an expanding and diverse economic base, which includes a wide range of small to medium-sized businesses engaged in manufacturing, high technology research and development, computer services and retail. According to statistics issued by the United States Census Bureau (the "Census Bureau") in 1990, median annual household incomes for the communities that comprise the Bank's primary service area are: $47,518 (Novi); $41,040 (Farmington); $51,986 (Farmington Hills); $48,645 (Livonia); $38,629 (Northville); and $55,465 (Northville Township). Further, according to the Southeastern Michigan Council of Government ("SEMCOG") projections, the population in the Bank's primary service area is expected to grow from approximately 265,600 in 1995 to over 280,000 by 2000, an increase in excess of 5.4%.

     The Bank's secondary service area will be the remaining portion of Oakland County not included within the primary service area. According to information issued by Oakland County, the county is the third wealthiest county in the nation among counties exceeding one million people and annual household income more than doubled from $24,700 in 1980 to over $54,400 in 1993. According to estimates of SEMCOG, population in Oakland County is projected to increase from 1,151,000 in 1995 to over 1,192,000 by 2000, an increase of 3.5%. Oakland County is also a large banking market. According to available industry data, as of June 30, 1995, total deposits in Oakland County, including banks, thrifts and credit unions, were approximately $18.4 billion.

     The Bank's main office will also serve as the Company's corporate headquarters. The Company's address will be 21211 Haggerty Road, Novi, Michigan 48375. The Company's telephone number is (810) 380-0779.

                                  THE OFFERING

Securities offered by the
Company.......................   1,000,000 shares of Common Stock. In addition,
                                 the Company has granted the Underwriter an option to purchase up to an additional 150,000 shares to cover over-allotments. See
                                 "Description of Capital Stock."

Common Stock to be outstanding
after the offering............   1,000,000 shares (1,150,000 shares if the
                                 over-allotment option is exercised in full).

Use of proceeds by the
Company.......................   Capitalization of the Bank and payment of
                                 organization and preopening expenses. See "Use of Proceeds."

Proposed NASD Over-the-Counter
("OTC") Bulletin Board
Symbol........................   MHBC

                                  RISK FACTORS

         The Common Stock offered hereby involves a high degree of risk and should be considered only by persons who can afford the loss of their investment. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

LACK OF OPERATING HISTORY

         Neither the Company nor the Bank has any operating history. The business of the Company and the Bank is subject to the risks inherent in the establishment of a new business enterprise. Because the Company is only recently formed and the Bank and the Company are in the process of obtaining the necessary regulatory approvals, subject to the satisfaction of certain conditions, and the Bank has not commenced banking operations as of the date of this prospectus, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a financial institution with a history of operations.

SIGNIFICANT START-UP LOSSES EXPECTED

         As a result of the substantial start-up expenditures that must be incurred by a new bank and the time it will take to develop its deposit base and loan portfolio, it is expected that the Bank, and thus the Company, will operate at a substantial loss during the start-up of the Bank. Accordingly, neither the Company nor the Bank is expected to be profitable in the first year of operation. Cumulative losses during the first two years of operation are expected to be at least $500,000, but there can be no assurance that losses will not exceed this amount. As a result, it is anticipated that the book value of the Common Stock will decrease accordingly. Further, there is no assurance that the Bank will ever operate profitably. If the Company does not reach profitability and recover its accumulated operating losses and the non-recoverable portion of its investment in fixed assets, investors will suffer a significant decline in the value of their shares of Common Stock.

DELAY IN COMMENCING OPERATIONS

         Although the Company and the Bank expect to receive all regulatory approvals and commence business in their facilities during the first quarter of 1997, there can be no assurance as to when, if at all, these events will occur. Any delay in commencing operations will increase pre-opening expenses and postpone realization by the Bank of potential revenues. Absent the receipt of revenues and commencement of profitable operations, the Company's accumulated deficit will continue to increase (and book value per share decrease) as operating expenses such as salaries and other administrative expenses continue to be incurred.

GOVERNMENT REGULATION AND MONETARY POLICY

         The Bank has received preliminary approval from the Commissioner of the Financial Institutions Bureau of the State of Michigan (the "Commissioner") to organize and establish the Bank and expects to receive authority to commence operations in the first quarter of 1997, subject to the satisfaction of certain conditions. Those conditions include, among other things: (i) that beginning paid-in capital of the Bank will be not less than $7.5 million; and (ii) a commitment that the Bank will maintain a ratio of Tier 1 capital to total assets for the first three years after commencing business of at least 8% and an adequate valuation reserve in a minimum amount of 1.25% of the Bank's outstanding loans and leases. Regulatory capital requirements imposed on the Bank may have the effect of constraining future growth, absent the infusion of additional capital.

         The Bank received conditional approval for the insurance of its deposits by the FDIC on January 10, 1997, subject to the satisfaction of
certain conditions.   Those conditions include, among other things, that (i)
beginning paid-in capital of the Bank will not be less than $7.5 million; (ii) the Bank becomes a member of the Federal Reserve System;

and (iii) the Company's application to acquire the stock of the Bank (as described below) be approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). By letter dated January 29, 1997, the Bank received conditional approval from the Federal Reserve Board to become a member of the Federal Reserve System, subject to certain conditions. Those conditions include, among other things, that the Bank's initial paid-in capital will not be less than $7.5 million, that the Bank maintain its tangible Tier 1 leverage ratio at 9% or more for the first three years of operations, and that the Bank may not pay dividends to the Company until after its first three years of operations and two consecutive satisfactory composite CAMEL ratings, without prior approval by the federal Reserve Bank of Chicago.



         By letter dated January 29, 1997, the Company received conditional approval from the Federal Reserve Board to become a bank holding company through the acquisition of all of the shares of the Bank's stock, subject to certain conditions. Those conditions include, among other things, that (i) the Company's debt-to-equity ratio will not exceed 30%; (ii) no shareholder will own, control, or hold with power to vote, 10% or more of the shares of the Company's stock; and (iii) the acquisition will not be consummated before the 15th calendar day or after three months from the date of the Federal Reserve Board's approval letter.


         The Company and the Bank will be subject to extensive state and federal government supervision, regulation and examination. Existing state and federal banking laws will subject the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of its banking business. Recently enacted legislation may adversely affect the banking industry or the operations of the Bank and may result in increased competition in the financial services industry. Federal economic and monetary policy, as well as policy decisions of bank regulatory authorities, may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Supervision and Regulation."

NO ASSURANCE OF DIVIDENDS

         It is anticipated that no dividends will be paid on the Company's
Common Stock for the foreseeable future.   The Company will be largely
dependent upon dividends paid by the Bank for funds to pay dividends on its Common Stock, if and when such dividends are declared. No assurance can be given that future earnings of the Bank, and resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. See "Supervision and Regulation."
Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. These shares should not be purchased by persons who need or desire dividend income from this investment. For a more detailed discussion of other limitations on the payment of cash dividends by the Company. See "Dividend Policy."

COMPETITION

         The Company and the Bank will face strong competition for deposits, loans and other financial services from numerous Michigan and out- of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which the Bank will compete are not subject to the same degree of regulation as the Bank. Many of the financial institutions aggressively compete for business in the Bank's proposed market areas. Many of these competitors have been in business for many years, have established customer bases, have substantially higher lending limits than the Bank, are larger and will be able to offer certain services that the Bank does not expect to provide in the foreseeable future, including trust services, and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. See "Business -- Market Area" and "Business -- Competition." Additionally, recently passed federal legislation regarding interstate branching and banking and legislation affecting the cost of deposit insurance premiums may act to increase competition in the future from larger out-of-state banks and thrift institutions. See "Supervision and Regulation -- Recent Regulatory Developments."

DEPENDENCE ON MANAGEMENT

         The Company and the Bank are, and for the foreseeable future will be, dependent primarily upon the services of Richard Zamojski, the Chairman of the Board and Chief Executive Officer of the Company and the Bank, and Anthony S. Albanese, President and Chief Operating Officer of the Company and the Bank.
If the services of Mr. Zamojski or Mr. Albanese were to become unavailable to the Company or the Bank for any reason, or if the Company or the Bank were unable to hire highly qualified and experienced personnel either to replace Mr. Zamojski or Mr. Albanese or any other proposed employee, or to adequately staff the anticipated growth of the Bank, the operating results of the Company and the Bank would be adversely affected. The Company presently does not plan to maintain "key man" life insurance on its senior executive officers, but may elect to do so in the future. See "Business --Employees" and "Management."

DISCRETION IN USE OF PROCEEDS

         The offering is intended to raise funds to provide for the initial capitalization of the Bank, purchase leasehold improvements, equipment and other assets for the Bank's operations, fund loans, provide working capital for general corporate purposes and pay initial operating expenses. While management currently has no such plans, if opportunities arise, some of the proceeds of the offering may also be used to finance acquisitions of other financial institutions, branches of other institutions or expansion into other lines of business closely related to banking. However, management will retain discretion in employing the proceeds of the offering. See "Use of Proceeds."

LENDING RISKS AND LENDING LIMITS

         The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, would likely have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Because the Bank does not have an operating history, none of the Bank's customers will have an established credit history with the Bank.
The Bank intends to focus its commercial lending activity in the areas of equipment financing and, to a lesser extent, commercial real estate loans and secured term loans to businesses. Consumer lending will focus on single family mortgage loans, home equity loans, and other forms of consumer lending. Equipment financing loans typically are dependent on the successful operations and stability of the borrower. Changes in general economic conditions and the value of the collateral are also factors when evaluating the potential for risk of loss. Commercial real estate loans typically involve relatively large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans typically is dependent on the successful operation of the real estate project. The potential for loss may occur due to cash flows from the properties securing the loans becoming inadequate to service the loan payments and the value of the collateral not being sufficient to repay the loan. Consumer loan collections are dependent to a large degree on the borrower's continuing financial stability and thus are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy, as well as general economic conditions.

         Management will attempt to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. Credit losses can cause insolvency and failure of a financial institution, and in such event, its shareholders could lose their entire investment. The credit approval policies for the Bank will be designed to provide an effective and timely response to loan requests and to ensure the maintenance of a sound loan portfolio. The Bank will manage credit risk and the credit approval process by adhering to written policies which will generally specify underwriting standards for each type of loan. All such policies will be reviewed by the Board of Directors of the Bank.

         The Bank's self-imposed lending limit initially will be $1 million per customer relationship, although its legal lending limit will be $1,125,000 per customer relationship. Accordingly, the size of the loans which the Bank can offer to potential customers is less than the size of loans which most of the Bank's competitors are able to offer. This limit initially will affect the ability of the Bank to seek relationships with the area's larger businesses. The Bank expects to accommodate loan volumes in excess of its lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that the Bank will be successful in attracting or maintaining customers seeking larger loans or that the Bank will be able to engage in participations of such loans on terms favorable to the Bank.

IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS

         The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. See "Supervision and Regulation -- General" and "-- Recent Regulatory Developments." The Bank's profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to narrow interest rate spreads or that the higher interest rate spreads will return. Although economic conditions in the Bank's market area have been generally favorable, there can be no assurance that such conditions will continue to prevail. Substantially all the Bank's loans will be to businesses and individuals in Southeastern Michigan and any decline in the economy of this area could have an adverse impact on the Bank. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes to such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates, principally due to the fact that the Bank does not plan to match the maturities of its loans precisely with its deposits and other funding sources. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's net income, capital and liquidity. While management intends to take measures to mitigate interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk. See "Supervision and Regulation."

NEED FOR TECHNOLOGICAL CHANGE

         The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers. See "Business -- Business Strategy."

ANTI-TAKEOVER PROVISIONS

         Chapters 7A and 7B of the Michigan Business Corporation Act (the "MBCA") provide for certain supermajority vote and other requirements on certain business combinations with interested shareholders and limit voting rights of certain acquirors of "control shares," as that term is defined in the MBCA. In addition, federal law requires the approval of the Federal Reserve Board prior to acquisition of "control" of a bank holding company. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders. As a result, these provisions could adversely affect the price of the Common Stock by, among other things, preventing a shareholder of the Company's Common Stock from realizing a premium which might be paid as a result of a change in control of the Company. See "Description of Capital Stock - Certain Anti-Takeover Provisions."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and Bylaws provide for the indemnification of its officers and directors and insulate its officers and directors from liability for certain breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. See "Description of Capital Stock -- Indemnification of Directors and Officers."

DETERMINATION OF OFFERING PRICE; LIMITED TRADING MARKET EXPECTED

         The initial public offering price of $10.00 per share was determined by the Company in consultation with the Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Prior to the offering, there has been no public trading market for the Common Stock. The price at which these shares are being offered to the public may be greater than the market price for the Common Stock following the offering. The Underwriter has advised the Company that, upon completion of the offering, it intends to use reasonable efforts to initiate quotations of the Common Stock on the NASD OTC Bulletin Board and to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements, although the Underwriter is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Market makers on the NASD OTC Bulletin Board are not required to maintain a continuous two-sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as the limited size of the offering, the lack of earnings history of the Company and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of an active and liquid market for the Common Stock developing in the foreseeable future. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of Common Stock should carefully consider the limited liquidity of their investment in the shares being offered hereby.

REGULATORY RISK

         The banking industry is heavily regulated. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect the business of the Company. In addition, the burden imposed by federal and state regulations may place banks in general, and the Company specifically, at a competitive disadvantage compared to less regulated competitors. See "Supervision and Regulation."


                                USE OF PROCEEDS


         The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered hereby are estimated to be $9,300,000 ($10,695,000 if the Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discounts and commissions, but before deducting estimated offering expenses of $200,000. The Underwriter has agreed that no underwriting discounts or commissions will be incurred by the Company up to 300,000 shares sold by the Underwriter to members of the Board of Directors, their immediate families or certain other designated individuals. If such persons purchase 300,000 shares, underwriting discounts and commissions will be reduced by, and proceeds to the Company will be increased by $210,000.

        The Company expects to contribute approximately $7.5 million of the net proceeds of the offering to the Bank by purchasing all of the Bank's common stock to be issued. This purchase of the Bank's stock is intended to provide the Bank with the capital required by regulators to commence operations. The Bank plans to use approximately $30,000 for leasehold improvements and $350,000 to purchase furniture, fixtures and equipment and other necessary assets for the Bank's operations. The Company expects to use approximately $120,000 of the net proceeds to pay for preopening and organizational expenses of the Bank. These preopening and organizational costs were financed on an interim basis from loans made to the Company by certain of the Bank's organizers. It is anticipated that these loans will be repaid by the Company promptly following the completion of the offering. Preopening income may offset some of these expenses. It is currently anticipated that the balance of the net proceeds received by the Bank will be used to fund investments in loans and securities and for payment of operating expenses. The remaining net proceeds (plus any net proceeds as a result of the exercise of the Underwriter's over-allotment option) initially will be invested by the Company in investment grade securities and otherwise held by the Company as working capital for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to the Bank. The funds will also be available to finance possible acquisitions of other branches or expansion into other lines of business closely related to banking, although the Company presently has no plans to do so.


                                DIVIDEND POLICY

         The Company initially expects that Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future. If the Bank achieves profitability and recovers its operating deficit, the Company may consider payment of dividends. However, the declaration of dividends will be at the discretion of the Board of Directors and there is no assurance that dividends will be declared at any time. If and when dividends are declared, the Company will be dependent largely upon dividends paid by the Bank for funds to pay dividends on the Common Stock. It is also possible, however, that the Company might at some time in the future pay dividends generated from income or investments and from other activities of the Company.

         Under Michigan law, the Bank will be restricted as to the maximum amount of dividends it may pay on its Common Stock. A Michigan state bank may not declare dividends except out of net profits then on hand after deducting its losses and bad debts and then only if the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. If the surplus of a Michigan state bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends). The ability of the Company and the Bank to pay dividends is also affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." Such requirements and policies may limit the Company's ability to obtain dividends from the Bank for its cash needs, including funds for acquisitions, payment of dividends by the Company and the payment of operating expenses.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as it is projected to be immediately after the sale of the 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds. See "Use of Proceeds."



         Shareholders' equity (1):

         Common Stock, no par value,
             4,500,000 shares authorized;
             1,000,000 shares issued and
             outstanding                                            $9,300,000
                                                                    ----------
         Preferred Stock, no par value,
             500,000 shares authorized;
             no shares issued and outstanding                       $    0
         Retained earnings (deficit)                                $ (100,000)
                                                                    ----------

         Total shareholders' equity                                 $9,200,000
                                                                    ==========


--------------------
(1) Organization expenses of approximately $120,000 will be amortized over a 60-month period.


                                    BUSINESS

BACKGROUND

         The liberalization in recent years of Michigan's branch banking laws, together with the expansion of interstate banking, has led to substantial consolidation of the banking industry in Michigan and especially the Metropolitan Detroit area in which the Bank is located. In the past several years, many of the financial institutions within the primary market area of the Bank have either been acquired by or merged with larger financial institutions or out-of-state financial institutions. According to Sheshunoff Information Services Inc., since 1990, over 70 bank branches have closed within the Bank's primary and secondary market areas. In many cases, when these consolidations occurred, local boards of directors were dissolved and local management relocated or in some cases terminated. This has in some cases resulted in policy and credit decisions being centralized away from the local management of the financial providers in the Bank's primary and secondary market areas.


         In the opinion of the Company's management, this situation has created a favorable opportunity for a new bank with local management and directors. Management of the Company believes that such a bank can attract those customers who wish to conduct business with a locally managed institution that demonstrates an active interest in their business and personal financial affairs. The Company believes that a locally managed institution will be able to deliver more timely responses to customer requests, provide customized financial products and services, and offer the personal attention of the Bank's senior banking officers.


         The Company was incorporated in 1989 as a Michigan business corporation, will hold all of the Bank's issued and outstanding stock, and will engage in the business of a bank holding company under the federal Bank Holding Company Act of 1956, as amended. On November 25, 1996, the Bank received an order from the Commissioner preliminarily approving the application to establish the Bank, subject to certain conditions set forth in its order. The Bank received conditional approval of its application for FDIC deposit insurance on January 10, 1997. By letter dated January 29, 1997, the Bank received conditional approval from the Federal Reserve Board to become a member of the

Federal Reserve System, subject to certain conditions set forth in its letter. By letter dated Janauary 29, 1997, the Company received conditional approval from the Federal Reserve Board to become a bank holding company through the acquisition of all of the shares of the Bank's stock, subject to certain conditions set forth in its letter. The Bank and the Company expect to have all conditions to the Commissioner's, the FDIC and the Federal Reserve Board approvals satisfied in the first quarter of 1997 to the extent they are required to be met before commencing business. The Bank intends to commence business as soon as reasonably practical upon completion of the offering and satisfaction of conditions to which certain of its regulatory approvals are subject. See "Risk Factors -- Delay in Commencing Operations" and "Risk Factors -- Government Regulation and Monetary Policy."


         The Company will own all of the issued and outstanding stock of the Bank. Prior to the completion of the offering, the Company will have only one share of Common Stock outstanding with such share being held by Richard Zamojski. Following completion of the offering and before commencement of operations, the Bank intends to complete the furnishing of its facility, certain training of its staff and the purchase, lease and installation of equipment necessary to transact a banking business. Correspondent banking relationships and other arrangements for services will be completed as necessary.

         The Company's principal office is located at 21211 Haggerty Road, Novi, Michigan 48375, and its telephone number is (810) 380-0779.

BUSINESS STRATEGY AND PLAN OF OPERATION

         The Bank intends to provide a focused range of business and consumer financial services to serve small to medium-sized business customers as well as individuals. The foundation of this strategy will be to emphasize the skills which management has developed over the past 20 years and management's commitment to the Bank's primary market area. The Bank's core business activities will consist primarily of attracting deposits from the general public and using such deposits, together with borrowings and equity capital, to originate or purchase commercial equipment leases, commercial real estate loans, residential mortgage loans, land contracts and home equity loans. Richard Zamojski, Chairman and Chief Executive Officer of the Company and the Bank, and Anthony S. Albanese, President and Chief Operating Officer of the Company and the Bank, each have over 20 years experience in the financial services industry. Prior to coming to the Company, Mr. Zamojski was Chairman and Chief Executive Officer and Mr. Albanese was President and Chief Operating Officer of a privately-owned financial institution located in southeastern Michigan. During their tenure, the institution grew from approximately $120 million in total assets to approximately $1 billion in total assets and developed from primarily a mortgage banking institution to a fully diversified financial institution offering a full line of commercial and consumer banking products. The Bank's executive officers and non-executive staff will be committed to providing outstanding customer service and banking products. The Bank intends to compete aggressively for its banking business through a systematic program of direct calling on both customers and referral sources such as attorneys, accountants and other business people, many of whom the management has come to know during their professional careers.

         COMMERCIAL EQUIPMENT FINANCING (LEASE DISCOUNTING). During the past 20 years, the executive officers have developed significant expertise and experience in various forms of commercial equipment financing. One such method of equipment financing on which the Bank intends to focus is lease discounting. Lease discounting is sometimes confused with direct leasing. Under a direct lease, the leasing company acts as lessor and actually owns the equipment, leases it to a third party and takes back the equipment at the end of the lease and assumes the accompanying residual risk. Under a lease discounting loan, the Bank will not be the lessor, but rather the Bank will be a funding source to the leasing company ("Lessor"). Under lease discounting the Bank will make a loan to the Lessor based on the discounted value of the lease payment stream and will take an assignment of the lease payments which will then be made directly to the Bank. The Lessor continues to own the equipment and assumes the residual risk. Lease discount loans are in most cases full pay-out transactions, and typically are dependent on the successful operations and stability of the borrower. In addition, the Bank assumes no direct residual risk on the equipment, which means that the Bank is not dependent on the liquidation of the equipment at the end of the lease discount loan term to realize its expected rate of return. The Bank simply discounts a stream of payments and services the loan.

         The Bank intends to concentrate on the middle market range, where the management team has the bulk of its experience. This range is characterized by loan transactions between $25,000 and $500,000 involving lessees generally having a net worth of $500,000 to $5 million. Equipment underlying the Bank's equipment financing will include, without limitation, computer, medical, transportation, office, graphic and printing equipment and machine tools. The Company will lend to the Lessor, take an assignment of the lease payments to repay the loan and take a security interest in the underlying collateral.

         A typical lease discount loan generally is structured along the following lines. The Lessor and lessee (the user of the equipment and ultimate repayment source) build a relationship over a period of time such that the lessee communicates its financing needs to the Lessor. The lessee selects the desired equipment and vendor and agrees on the purchase price with the vendor.

         The Lessor obtains financial information on the lessee and provides this to a funding source, such as the Bank, for credit approval. Upon satisfactory review, the Bank approves the lessee, sets the rate at which the lease will be discounted and dollar amount of the loan. Once the equipment is delivered to the lessee by the vendor, the appropriate documentation is presented to the Bank for review and funding.

         After satisfactory review of the documents and verification that the equipment has been delivered to the lessee, the Bank typically obtains a non-recourse note from the Lessor and discounts the lease by funding the present value of the stream of payments. The loan proceeds are used to pay the vendor for the equipment and the Lessor its profit on the transaction. Non-recourse means the Bank must collect on its loan first from the lease payment stream which has been assigned to the Bank and then from the underlying collateral. The Lessor is under no obligation to make payments on the loan except in the case of fraud or misrepresentation. The lessee is notified of the transfer of the lease to the Bank, instructions are given to begin remitting payment directly to the Bank and Uniform Commercial Code financing statements are filed indicating that a purchase money security interest has been obtained.

         By dealing through Lessors in the leasing brokerage community, the Company anticipates it will be able to reduce costs and keep lending and support staff at lower levels, unlike other financial institutions which typically would finance this type of equipment through a direct loan which requires a larger staff of loan officers and support staff.

         Because the Bank expects to be able to generate a significant volume of commercial equipment lease paper, it is anticipated that the Bank will pursue alternative sources of funding to compliment funds generated through deposit gathering. Line of credit facilities with regional and national lending institutions may be pursued to add funding capacity to the Bank. The Bank will also endeavor to establish a network of local community banks that may purchase loans or participate in its loan portfolios. These funding sources are expected to allow the Bank to service its customer relationships, build its own loan portfolio and generate fee and servicing revenue simultaneously.

         OTHER COMMERCIAL LENDING. The Bank expects to offer commercial real estate lending services to customers in its primary service area, secondary service area and in southeastern Michigan in general. The Bank anticipates generating business through its affiliations with commercial real estate brokers and on a direct basis with owners of commercial properties. These loans generally would be secured by apartment buildings or owner-occupied properties.

         The Bank recognizes that commercial real estate lending generally involves a higher degree of risk than residential real estate lending. In order to help manage and reduce these risks, management intends to use strict underwriting standards in its commercial real estate lending business. Bank policy will govern adherence to specified loan to value ratios, income ratios and insurance and escrow requirements. These ratios and requirements will depend on a variety of factors, including general economic conditions, the value of the collateral and the creditworthiness of the borrower, designed to protect the Bank's assets consistent with prudent banking practices. The Bank expects to require personal guarantees and bank depository relationships for most commercial real estate borrowers.

         The Bank also plans to offer loans secured by all assets of the customer, including personal assets, and backed by the personal guarantee of the customer. Loans of this nature are secured in this manner to offset a perceived higher level of risk. This risk is evaluated based upon information about specific borrowing circumstances including financial position, collateral values and other factors and estimates that are subject to change over time. These loans will be reviewed and monitored on a basis designed to ensure that all relative matters affecting the ability to collect the loan will be consistently identified and reviewed by Bank management. The Bank does not anticipate offering loans secured only by accounts receivable and inventory.

         RESIDENTIAL MORTGAGE LENDING. The Bank intends to originate residential mortgage and home equity loans in its primary service area in particular, its secondary service area in general and also in other areas of southeastern Michigan. The credit risks associated with this type of lending are a function of a borrower's financial condition and earnings capacity, as well as the underlying market values of the real estate securing the loans. Where there are concerns about these factors, private mortgage insurance may be required. Fixed rate loans of this type also have an interest rate risk factor in that rising interest rates will result in a reduction of the loan's market value. Management will seek to penetrate this market by capitalizing on management's collective knowledge of these markets and its relationship with correspondent brokers and other sources of residential mortgage loans. To a lesser degree, the Bank will offer mortgage loans and other loan products directly to the general public through its main office.

         The majority of loans acquired or originated are expected to be conventional mortgage loans secured by residential properties and comply with requirements for sale to Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, which include specific loan-to-value ratios and other lending criteria. While some variable rate residential loans are expected to be retained by the Bank, the majority of all conforming residential loans are expected to be held for a short period of time (generally less than 60 days) and then sold to secondary market investors. It is intended that these loans would be sold on a non-recourse basis and the Bank generally expects to obtain purchase commitments from investors prior to funding the loans. As a result of efforts in this area, the Bank plans to retain a portion of the loan origination fee paid by the borrower and receive fees as compensation for selling the loans to secondary market investors.

         Through its mortgage lending activity, the Bank also expects to acquire or originate non-conforming residential mortgage loans, which are considered to bear a higher degree of credit risk. These loans would not meet government agency standards for a variety of reasons. The structure of these loans would typically be a variable rate basis. Although a private secondary market exists for these loans, the Bank expects to retain the majority in its portfolio due to their interest rate sensitivity and rates of return.

         LAND CONTRACT LENDING. The Bank also intends to acquire land contracts. A land contract is a private lending arrangement between a buyer and seller of residential real estate, whereby the seller of real estate contractually agrees to transfer title to the real property when the buyer completes paying for it. These land contracts would be acquired from the land contract sellers on a discounted non-recourse basis with financing terms on a fixed rate basis and amortization period generally ranging from 5 to 15 years. It is expected that these land contracts typically would come from rural outstate environments as well as urban locations where conventional methods of financing are not available in many cases. It is anticipated that this type of lending offers a higher rate of return on investment as well as a higher degree of risk. To compensate for this risk, reserves would be set aside at the time of acquisition and held by the Bank during the term of the land contract. Lending programs of this type help provide financing to disadvantaged borrowers and at the same time help the Bank to fulfill its responsibilities as mandated by the Community Reinvestment Act (the "CRA"). Generally, loan to value ratios will be predicated on the strength of the borrower and the overall circumstances of the transaction.

         Management expects that initially approximately 75% of the total loans will be in commercial loans, and that the remaining loans will be composed of residential mortgage lending (including land contracts), commercial real estate lending and consumer lending (including home equity loans), in that order of concentration.

         DEPOSITS AND RETAIL BANKING. The Bank plans to offer its retail customers a variety of deposit accounts and loan products. The Bank plans on taking advantage of increasing population and rising income levels in the growing areas of its primary and secondary market areas, including Wayne, Oakland, Livingston, Washtenaw and Macomb counties. Bank personnel will be trained to offer a variety of deposit options. These options are expected to include demand deposit accounts, regular savings accounts, NOW accounts, money market demand accounts and certificates of deposit. On the lending side, bank representatives expect to provide products including home equity loans, lines of credit, bridge loans and residential mortgage loans.

         The Bank plans to operate its retail operations within its headquarters facilities with both teller and drive-up service capabilities. The retail service area within the main office occupies approximately 1,500 square feet.

         The Bank's deposit funding strategy will be to offer a rate structure slightly higher than the competition because of its anticipated low overhead. One of the elements of the Bank's strategy will be to increase deposits at a rate that is consistent with its growth in earning assets and to maintain a stable rate of core deposits to time deposits so that the Bank can obtain a lower cost and more stable source of funds.

         Additionally, the Bank plans to offer a range of products and services, including telephone banking and automated bill paying services to individuals in the Bank's market area. Computer banking may be offered at a later date. The Bank does not intend initially to use proprietary automated teller machines ("ATM"), but does intend to issue ATM/debit cards that will allow users access to third-party electronic funds transfer networks. The management team plans to regularly review these products and services to remain competitive in the marketplace.

         INVESTMENTS. The principal investment of the Company is expected to be its purchase of all of the common stock of the Bank. Funds retained by the Company from time to time may be invested in various debt instruments, including but not limited to obligations of or guaranteed by the United States, general obligations of a state or political subdivision thereof, bankers' acceptances or certificates of deposit of U.S. commercial banks, or commercial paper of U.S. issuers rated in the highest category by a nationally-recognized investment rating service. Although the Company is permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities which may include real estate-related activities, such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate and owning and operating real estate used substantially by the Bank or acquired for its future use, the Company has no present plans to make any such equity investment. See "Supervision and Regulation -- The Company -- Investments and Activities." The Company's Board of Directors may alter the Company's investment policy without shareholder approval.

         The Bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Bank is prohibited from investing in equity securities. Under one such exception, in certain circumstances and with the prior approval of the FDIC, the Bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in certain real estate-related activities. The Bank has no present plans to make such an investment. Real estate acquired by the Bank in satisfaction of or foreclosure upon loans may be held by the Bank, subject to a determination by a majority of the Bank's Board of Directors at least annually of the advisability of retaining such property, for a period not exceeding 60 months after the date of acquisition, or such longer period as the Commissioner may approve. The Bank is also permitted to invest an aggregate amount not in excess of its capital in such real estate as is necessary for its accommodation in the transaction of its business. The Bank has no present plans to make any such investment. The Bank's Board of Directors may alter the Bank's investment policy without shareholder approval.

         MARKET RESPONSIVENESS. The management team will monitor the performance of each part of the Bank's business strategy. The strategy may change based on market conditions and acceptance of the strategy and as the executive officers evaluate new opportunities. The Bank expects to respond to changes in the marketplace by focusing attention and resources on those areas that show the greatest potential for growth. While the Bank expects to concentrate on the business strategy as described above, market forces may dictate alterations that cannot be predicted at this time.

MARKET AREA

         Management believes that recent changes in the local banking industry, including mergers and acquisitions involving both commercial banks and thrift institutions, resulted in a decrease in the level of service for small to medium-sized business customers in the Bank's market area. Management believes that there continues to be the perception in the local business community that many of the larger financial institutions are not as focused on providing personal service to small to medium-sized businesses. Accordingly, management believes that there are increased market opportunities for the Bank to serve these businesses.

         The Bank's primary service area will be Novi, Farmington, Farmington Hills, Livonia, Northville, and Northville Township. The communities of Novi, Farmington, Farmington Hills and parts of Northville and Northville Township are located within Oakland County, Michigan, and the communities of Livonia and parts of Northville and Northville Township are located within Wayne County, Michigan.

         Management believes that the communities that comprise the Bank's primary service area have a stable and diverse economic base, which includes a wide range of small to medium-sized businesses engaged in manufacturing, high technology research and development, computer services and retail. According to statistics issued by the Census Bureau in 1990, median annual household incomes in the communities that comprise the Bank's primary service area are:
$47,518 (Novi); $41,040 (Farmington);  $51,986 (Farmington Hills); $48,645
(Livonia); $38,629 (Northville); and $55,465 (Northville Township). Further, according to SEMCOG, the population in the Bank's primary service area is expected to grow from approximately 265,600 in 1995 to over 280,000 by 2000, an increase in excess of 5.4%.

         The Bank's secondary service area will be the remaining portion of Oakland County not included within the primary service area. According to information issued by Oakland County, the county is the third wealthiest county in the nation among counties exceeding one million people and average annual household income more than doubled from $24,700 in 1980 to over $54,400 in 1993. According to SEMCOG, population in Oakland County is projected to increase from 1,151,000 in 1995 to over 1,192,000 by 2000, an increase of 3.5%. Oakland County is also a large banking market. According to available industry data, as of June 30, 1995, total deposits in Oakland County, including banks, thrifts, and credit unions, were approximately $18.4 billion.

COMPETITION

         There are many thrifts, credit unions and bank offices located within the Bank's primary and secondary market areas. Most are branches of larger financial institutions which, in management's view, are managed with a philosophy of strong centralization. The Bank will face competition from the thrifts, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, equipment leasing companies, mutual funds, money market funds and other providers of financial services. Most of the Bank's competitors have been in business a number of years, have established customer bases, are larger and have higher lending limits than the Bank. The Bank will compete for loans principally through its ability to communicate effectively with its customers and to understand and meet their needs. Management believes that its personal service philosophy will enhance its ability to compete favorably in attracting individuals and small businesses. The Bank will actively solicit retail customers and will compete for deposits by offering customers personal attention, professional service, computerized banking and competitive interest rates.

BANK PREMISES

         The Bank has leased a 3,000 square foot building at 21211 Haggerty Road, Novi, Michigan, for use as the Bank's main office and the Company's headquarters. The lease term extends until June 30, 2002, at an annual rent of $45,000. The building was originally built in 1988 to be a bank branch and has one drive-up window and three drive-up bays. The building has substantial on-site parking. There is one entrance/exit on Haggerty Road as well as a rear exit to Orchard Hill Place. Access to the main office is available to Oakland and Wayne County residents by using I-275, I-96, I-696 and Grand River Avenue. As a condition to entering into the lease, Mr. Albanese was required to provide a letter of credit to the landlord which can be drawn on if the Bank terminates the lease prior to the expiration of the lease term.

EMPLOYEES

         Upon commencement of operations, the Bank expects to employ approximately 11 full-time employees, including its executive officers, teller staff and other support positions. Management will encourage all employees to share management's goal of high-quality customer service. Mr. Zamojski and Mr. Albanese intend to actively monitor the performance of the non-executive staff through programs and procedures they have developed, adopted, implemented and operated over the past 20 years.


                                   MANAGEMENT

DIRECTORS AND OFFICERS

         The directors and officers of the Company as of the date hereof, and the contemplated directors and officers of the Bank upon completion of this offering, are as follows:

                                                 POSITION WITH                     DIRECTOR TERM         POSITION(S)
      NAME AND AGE                                THE COMPANY                         EXPIRES           WITH THE BANK
      ------------                               -------------                     -------------        -------------
Richard Zamojski, 45             Chairman of the Board, Chief Executive Officer,       1999          Chairman of the Board,
                                 and Director                                                        Chief Executive Officer,
                                                                                                     and Director
Anthony S. Albanese, 49          President, Chief Operating Officer and Director       1998          President, Chief Operating
                                                                                                     Officer and Director
H. Perry Driggs, Jr., 60         Director                                              1999          Director
Lewis N. George, 58              Director                                              1998          Director
Phillip R. Harrison, 41          Director                                              1997          Director
Philip Sotiroff, 58              Director                                              1997          Director
Darryle J. Parker, 47            Secretary, Treasurer and Chief                        N/A           Secretary, Treasurer and
                                 Financial Officer                                                   Chief Financial Officer

         Under Federal law and regulations and subject to certain exceptions, the addition or replacement of any director, or the employment, dismissal or reassignment of a senior executive officer, of the Bank occurring within two years of the chartering of the Bank, its acquisition by the Company, or any change in control of the Bank or the Company (or at any time that the Bank is not in compliance with applicable minimum capital requirements or is otherwise in a troubled condition) is subject to prior notice to and disapproval by the FDIC.

         The Company's Articles of Incorporation provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than five and no more than twelve. The Board of Directors has presently fixed the number of directors at six. The Articles of Incorporation further provide that the directors shall be divided into three classes, Class
I, Class II, and Class III, with each class serving a staggered three-year term and with the number of directors in each class being as nearly equal as possible. The initial terms of the Class I, Class II, and Class III directors have been established at one year, two years, and three years, respectively. The subsequent terms of each class of director will be three years.


         Darryle J. Parker is employed by the Company and the Bank as Secretary, Treasurer and Chief Financial Officer of the Company and the Bank. Mr. Parker has over 23 years of experience in the financial services industry and worked with Mr. Zamojski and Mr. Albanese prior to coming to the Company.

         It is anticipated that the entire Board of Directors of the Bank will be elected annually by its shareholder, the Company. Officers of the Company and the Bank will be appointed annually by their respective Boards of Directors and perform such duties as are prescribed in the Bylaws or by the Board of Directors. There are no family relationships among any of the Company's directors, officers or key personnel.

         None of the executive officers or staff are subject to any agreements with former employers that restrict their right to fully perform their duties with the Company or the Bank.

EXPERIENCE OF DIRECTORS AND OFFICERS

         The experience and backgrounds of the directors and officers, and their proposed positions with the Company, are summarized below.

RICHARD ZAMOJSKI was employed by Sterling Bank & Trust, F.S.B. ("Sterling" ) from 1990 to August, 1996 where he attained the position of Chairman of the Board and Chief Executive Officer. Mr. Zamojski was responsible for the overall strategic plan of Sterling and was the chief liaison with the ownership of the privately held Bank. Mr. Zamojski also had specific responsibility for mortgage banking, human resources and the financial and accounting functions of the Bank. Mr. Zamojski was chairman of the Operations Committee and served as a member of the Executive, Trust, Loan and Credit, and Compensation Committees. He also is a member of the Equipment Leasing Association, the Mortgage Banker's Association of Michigan, the Builders Association of Southeastern Michigan and the Michigan Mortgage Brokers Association, where he also served as a past director. Previously, Mr. Zamojski was employed by Whirlpool Financial Corporation ("Whirlpool") attaining the position of Vice President-Marketing and member of the Board of Directors (1984-1989), and Michigan National Leasing Corporation, where he was Group Vice President until the acquisition of the business by Whirlpool in 1984. Mr. Zamojski received his Bachelor of Science degree in Accounting from Central Michigan University in 1973 and a Masters in Business Administration with a concentration in Finance from the University of Michigan in 1975. He is a resident of Brighton, Michigan.

ANTHONY S. ALBANESE was employed by Sterling from 1990 to May, 1996 where he attained the position of President and Chief Operating Officer and was a member of the Board of Directors. He also acted as the CRA Officer and was a member of the Oakland County CRA Committee. Mr. Albanese oversaw the day to day lending, loan purchasing, loan servicing and trust operations of Sterling with credit approval authority of $1,000,000. Mr. Albanese was also Chairman of the
Electronic Data Processing Committee and a member of the   Asset/Liability,
Trust, Operations, Executive and Loan and Policy Committees. He also served on the IBM Community Bank Advisory Council, was a member of the Equipment Leasing Association, the Mortgage Bankers Association and the Builders Association of Southeastern Michigan. Previous thereto, he was employed by Whirlpool attaining the position of Vice President-Operations and was a member of the Board of Directors (1984-1989), and Michigan National Leasing Corporation, where he was a Group Vice President until the acquisition of the business by Whirlpool in 1984. Mr. Albanese received an Associate in Science degree in General Business in 1973 and a Bachelor of Science degree in Accounting in 1977 from Detroit College of Business. He served in the U.S. Army Security Agency (Military Intelligence) from 1965 to 1969 with service in Viet Nam during 1966-67. He is a resident of Northville, Michigan.

DARRYLE J. PARKER has been in the banking industry in excess of 23 years, and during the past 17 years has served as chief financial officer and/or controller involving all phases of financial planning, analysis, and accounting. He was most recently the Treasurer at Sterling (1993-1995) and, prior to that, attained the positions of Assistant Vice President and Controller at Heritage Federal Savings Bank, Taylor, Michigan (1992-93), Vice President and Controller at Security Bank and Trust, Southgate, Michigan (1990-1991), and Vice President and Cashier at Security Bank of Monroe, Monroe Michigan (1970-1989). Mr. Parker has an Associate of Science, Monroe County Community College (1976), a Bachelor of Business Administration in Accounting from Ohio University (1986), a Masters in Business Administration from Michigan State University (1988), and is a graduate from the School of Banking Administration, Controllership, University of Wisconsin (1981). Mr. Parker was in the United States Marine Corps (1967-1969) serving in Viet Nam. Mr. Parker is a resident of Monroe, Michigan.

H. PERRY DRIGGS, JR. is the President of Great Lakes Capital Corporation, a privately-owned investment banking and corporate finance firm (1987 to present). Prior to that, he served as an executive at Michigan National Bank and served in various capacities, including Treasurer and director, at Michigan National Corporation (1962-1987). Mr. Driggs is a director of Detroit Mortgage and Realty Company. He received his undergraduate degree from Harvard College
(1958), a Masters degree in Industrial Engineering from Northwestern University
(1959) and returned to Harvard Business School for his Masters in Business Administration (1961). Mr. Driggs is a member of the Financial Executives Institute and is President of the Harvard Business School Club of Detroit and is involved in a number of local community and charitable organizations. Mr. Driggs is a resident of Bingham Farms, Michigan.

LEWIS N. GEORGE is currently the President of The George Group, a real estate development and management company. In 1960 Mr. George began his career with Nicholas George Theatres, a family owned business that operated a chain of movie theatres throughout the Detroit Metropolitan Area. He became President from 1974 through the eventual sale of the theatres in 1988. Mr. George served as an officer of the Detroit branch of the National Association of Theatre
Owners and was a past director and officer of the Detroit Variety Club.   Mr.
George received his undergraduate degree from the University of Michigan (1961) and a Juris Doctor from Wayne State Law School (1964). Mr. George is an active member of Orchard Lake Country Club and is a resident of Orchard Lake, Michigan.

PHILLIP R. HARRISON is the President of Harrison Capital Corporation, a private investment banking firm which he founded in 1992. His company concentrates in equity and debt placements for equipment leases and loans. Mr. Harrison was a managing director of Kendall Capital Partners L.P. (1991-1992), a private investment banking firm offering specialized advisory services in the areas of secured asset financing, equipment leasing and project finance. He was a Vice President and manager of U.S. Leasing International, Inc., a subsidiary of Ford Motor Company (1986-1992), where he was responsible for the company's investment in leveraged leases of equipment, facilities and real estate. He received a Bachelor of Business Administration from Western Michigan University
(1977) and is a Certified Public Accountant (1979). Mr. Harrison is a resident of Brighton, Michigan.

PHILIP SOTIROFF is the President of Sotiroff & Abramczyk, P.C., a law firm established in 1988, which is engaged in a general business practice with concentrations in banking and financial institutions, equipment financing, commercial lending and real estate transactions. Mr. Sotiroff has practiced commercial law for over 33 years and has specialized in equipment finance since 1974. He has represented Michigan National Leasing Corporation, Whirlpool Financial Corporation and other financial institutions with respect to a wide range of commercial equipment financing. Mr. Sotiroff received his undergraduate degree from the University of Michigan (1960) with honors, is a member of the Phi Beta Kappa honorary fraternity, and received his Juris Doctor with distinction from the University of Michigan (1963) where he was an editor of the Michigan Law Review and received the honorary Order of the Coif. Mr. Sotiroff is a member of the Michigan Association of Community Bankers and the Michigan Banker's Association, as well as the Oakland County Bar Association and the Economic Club of Detroit. Mr. Sotiroff is an active member of St. Clements Orthodox Church (past chairman, Board of Trustees) and Birmingham Country Club (past president) and is a resident of Bloomfield Hills, Michigan.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

        In the first year of operation, no compensation is expected to be paid to any directors of the Company for their services. Depending on the structure and operation of the Company, the operations of the Bank and other factors, the Company's and the Bank's Boards of Directors may thereafter determine that reasonable fees or compensation are appropriate. In that event it is likely that directors of the Company and the Bank would receive compensation, such as meeting fees, which would be consistent with the compensation paid to directors of financial institution holding companies and banks of similar size.

        The Bank's three executive officers have all chosen to join the Bank at compensation levels below those earned in their previous positions. Their interest is to achieve earlier profitability for the Bank by reducing operating expenses. The annual compensation for Mr. Zamojski and Mr. Albanese for the first year of operations will be $100,000 each, and Mr. Parker's compensation for the first year will be $60,000. Executive officers' compensation in subsequent years will be determined by the Compensation Committee, a committee of the Bank's Board of Directors comprised of a majority of outside (non-employee) directors. The Bank's officers may participate in the Company's 1997 Employee Stock Option Plan. Officers of the Bank may also participate in any benefit plans adopted for Bank employees. The Bank expects to adopt a 401(k) plan for its employees promptly after commencing operations. Neither the Company nor the Bank has an employment agreement with any officer.

1997 EMPLOYEE STOCK OPTION PLAN

        The Board of Directors has adopted, and the sole shareholder of the Company has approved, a 1997 Employee Stock Option Plan (the "Employee Plan"). The Employee Plan's adoption is intended to enable the key employees of the Company or any subsidiary to participate in any growth and profitability of the Company and encourage their continuation as employees of the Company or a subsidiary to the benefit of the Company and its shareholders. Pursuant to the Employee Plan, stock options may be granted which qualify under the Internal Revenue Code as incentive stock options or as stock options that do not qualify as incentive stock options. The Board is of the judgment that the interests of the Company and its shareholders will be advanced by implementation of this Employee Plan. The following is a summary of the principal provisions of the Employee Plan.

        GRANT OF OPTIONS AND ADMINISTRATION. The Employee Plan will be administered by a committee of the Board of Directors of the Company comprised of directors who are not eligible to participate in the Employee Plan (the "Committee"). The Committee will make determinations with respect to the officers and other key employees who will participate in the Employee Plan and the extent of their participation, including the type of option. In making such determinations, the Committee may consider the position and responsibilities of the employee, the nature and value of his or her services and accomplishments, the present and potential contribution of the employee to the success of the Company, and such other factors as the Committee may deem relevant.

        SHARES. The total number of shares of Common Stock which may be issued under the Employee Plan will not exceed 40,000 shares (subject to adjustment for certain events as described below). The shares will be authorized but unissued shares (including shares reacquired by the Company).

        OPTION AGREEMENT. Each option granted under the Employee Plan will be evidenced by an agreement in such form as the Committee shall from time to time approve, which agreement must comply with and be subject to certain conditions set forth in the Employee Plan. Options granted under the Employee Plan may be incentive stock options or non-qualified options, as determined from time to time by the Committee for each optionee.

        OPTION PRICE. The option price will not be less than the fair market value of the shares of Common Stock at the time the option is granted except in the case of an incentive stock option granted to a 10% shareholder where the option price will be equal to 110% of fair market value, and provided that for all options granted during the twelve month period after completion of this offering, the option price may not be less than the offering price per share shown on the cover page of this Prospectus. For purposes of the Employee Plan, fair market value per share means the average of the published closing bid and asked prices of the Common Stock on the NASD OTC Bulletin Board (the "Bulletin Board"), or if the Common Stock has become listed on The Nasdaq Stock Market ("Nasdaq"), then on Nasdaq instead; or if the Common Stock is not quoted on either the Bulletin Board or Nasdaq, a value determined by any fair and reasonable means prescribed by the Committee. The option price shall be paid in cash or through the delivery of previously owned shares of the Company's Common Stock, or by a combination of cash and Common Stock. The offering price per share shown on the cover page of this Prospectus shall be used as the market price for the Common Stock prior to the completion of the offering.

        DURATION OF OPTIONS. The duration of each option will be determined by the Committee, except that (1) the maximum duration may not exceed ten years from the date of grant, and (2) for incentive stock options granted to persons who own 10% or more of the Company's stock, the duration of such options may not exceed five years from the date of grant. The Committee will determine at the time of grant whether the option will be exercisable in full or in cumulative installments.

        Except as hereinafter provided, an option may be exercised by an optionee only while such optionee is in the employ of the Company or a subsidiary. In the event that the employment of an optionee to whom an option has been granted under the Employee Plan shall terminate (except as set forth below) such option may be exercised, to the extent that the option was exercisable on the date of termination of employment, only until the earlier of three (3) months after such termination or the original expiration date of the option; provided, however, that if termination of employment results from death or total and permanent disability, such three (3) month period shall be extended to twelve (12) months.

        ADJUSTMENTS. The Committee may make appropriate adjustments in the number of shares of Common Stock for which options may be granted or which may be issued under the Employee Plan and the price per share of each option if there is any change in the Common Stock as a result of a stock dividend, stock split, recapitalization or otherwise.

        CHANGE IN CONTROL. In the case of a change in control (as defined in the Employee Plan) of the Company, each option then outstanding shall become exercisable in full immediately prior to such change in control.

        TERMINATION OF EMPLOYEE PLAN AND AMENDMENTS. Options may not be granted pursuant to the Employee Plan after December 31, 2006. The Board of Directors may from time to time terminate the Employee Plan or amend the Employee Plan subject to shareholder approval to the extent necessary to satisfy the requirements of Rule 16b-3 under the Exchange Act, or any successor rule.

        FEDERAL INCOME TAX CONSEQUENCES. The grant of a non-qualified option or incentive stock option has no federal tax consequences for the optionee or the Company. Upon the exercise of a non-qualified option, the optionee is deemed to realize taxable income to the extent that the fair market value of the shares of Common Stock exceeds the option price. The Company is entitled to a tax deduction for such amounts at the date of exercise. If any stock received upon the exercise of a non-qualified option is later sold, any excess of the sale price over the fair market value of the stock at the date of exercise is taxable to the optionee.

        No taxable income results to the optionee upon the exercise of an incentive stock option if the incentive stock option is exercised during the period of the optionee's employment or within three months thereafter, except in the case of disability or death. However, the amount by which the fair market value of the stock acquired pursuant to an incentive stock option exceeds the option price is a tax preference item which may result in the imposition on the optionee of an alternative minimum tax. If no disposition of the shares is made within two years from the date the incentive stock option was granted and one year from the date of exercise, any profit realized upon disposition of the shares may be treated as a long-term capital gain by the optionee. The Company will not be entitled to a tax deduction upon such exercise of an incentive stock option, nor upon a subsequent disposition of the shares unless such disposition occurs prior to the expiration of the holding periods.

        Under the terms of the Employee Plan the aggregate market value (determined at the time the option is granted) of the stock with respect to which incentive stock options are exercisable for the first time in any year by any optionee may not exceed $100,000.

1997 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS

        In order to increase the proprietary interest of nonemployee directors of the Company and to enhance the Company's ability to retain and attract experienced and knowledgeable directors, the Board of Directors has adopted and the sole shareholder of the Company has approved the 1997 Stock Option Plan for Nonemployee Directors (the "Nonemployee Director Plan"). The following is a summary of the Nonemployee Director Plan.

        GRANT OF OPTIONS AND ADMINISTRATION. Pursuant to the Nonemployee Director Plan, on February 1, 1997, the Company will automatically grant each person who is then a director of the Company and who is not an employee of the Company or any affiliate ("Nonemployee Director") an option to purchase 12,000 shares of Common Stock of the Company at the per share offering price shown on the cover page of this Prospectus. Nonemployee Directors who are appointed or elected after March 1, 1997, will receive an option on the first day of the month following their appointment or election for a lesser number of shares, the number of which will depend on the annual shareholders' meeting which first occurs concurrently with, or after he or she becomes a director, as set forth in the table below:

                                                                  The Nonemployee Director's
      If the Nonemployee Director's                                  Option will be for the
        First Annual Meeting is the:                              Following Number of Shares:
      ------------------------------                              ---------------------------
      1998 Annual Meeting                                                   3,000
      1999 Annual Meeting                                                   2,000
      2000 Annual Meeting                                                   1,000

The Nonemployee Director Plan will be administered by the Committee or another committee appointed by at least a majority of the Board of Directors of the Company.

        SHARES. The total number of shares of the Company's Common Stock which may be issued under the Nonemployee Director Plan will not exceed 60,000 shares (subject to adjustment for certain events as described below). The shares will be authorized but unissued shares (including shares reacquired by the Company).

        OPTION AGREEMENT. Each option granted under the Nonemployee Director Plan will be evidenced by an agreement in such form as the Committee shall from time to time approve, which agreement must comply with and be subject to certain conditions set forth in the Nonemployee Director Plan.

        SCHEDULE FOR BECOMING FULLY EXERCISABLE. Options granted in 1997 under the Nonemployee Director Plan are immediately exercisable for 6,000 shares of Common Stock. On March 1 of each year beginning with March 1, 1998, each such option will become exercisable for an additional 2,000 shares of Common Stock, until it is exercisable in full. In the event of a "change in control" of the Company, as defined in the Nonemployee Director Plan, each option then outstanding shall become immediately exercisable in full, immediately prior to such change in control. Options granted to persons appointed or elected to the Board after March 1, 1997, will become fully exercisable 180 days after the date of grant.

        OPTION PRICE. The option exercise price for options granted under the Nonemployee Director Plan will be the fair market value per share on the date the option is granted to the Nonemployee Director. For purposes of the Nonemployee Director Plan, fair market value per share means the average between the published closing bid and asked prices of the Common Stock on the Bulletin Board or, if the Common Stock has become listed on Nasdaq, then on Nasdaq instead; or if the Common Stock is not quoted on either the Bulletin Board or Nasdaq, a value determined by any fair and reasonable means prescribed by the Committee. The options are not transferable by Nonemployee Directors, except by will, the laws of descent and distribution, or pursuant to a qualified domestic relations order. To the extent exercisable, each option may be exercised from time to time, in full, or in part in minimum installment of 1,000 shares, during the term of the option. Payment of the option exercise price may be made in cash or shares of Common Stock already owned by the person exercising the option, valued at the fair market value per share of Common

Stock on the date of exercise, or a combination of cash and Common Stock. For purposes of the grant of options under the Nonemployee Director Plan, and not for any other purpose, the Board of Directors has determined that the offering price per share shown on the cover page of this Prospectus shall be used as the market price for the Common stock prior to the completion of the offering and for options under the Nonemployee Director Plan issued on February 1, 1997.

        DURATION OF OPTIONS. The unexercised portion of each option automatically expires, and is no longer exercisable, on the earliest to occur of the following: (i) seven years after the option is granted, (ii) three months after the person who was granted the option ceases to be a Nonemployee Director, other than due to permanent disability, death, or for cause, (iii) one year following the death or permanent disability of the Nonemployee Director, and
(iv) immediately upon termination of the Nonemployee Director's service for cause.

        ADJUSTMENTS. In the event that there is any change in the number of shares of Common Stock through the declaration of stock dividends or stock splits, or through recapitalization, merger, consolidation, combination of shares, or otherwise, the Committee or the Board of Directors will make such adjustments, if any, as it may deem appropriate, in the number of shares of Common Stock subject to outstanding options, the option price, and any other terms it deems appropriate.

        TERMINATION OF PLAN AND AMENDMENT. The Board of Directors of the Company may, from time to time, terminate or suspend the Nonemployee Director Plan, in whole or in part, or amend the Nonemployee Director Plan, without approval of the shareholders of the Company; except that no such action shall be taken by the Board that (i) materially increases the benefits accruing to the participants, materially increases the number of securities that may be issued (except adjustments permitted under the paragraph above), or materially modifies the eligibility requirements for participation, (ii) causes the Nonemployee Director Plan to fail to satisfy the applicable requirements of Rule 16b-3 under the Exchange Act, or any Nonemployee Director to fail to qualify as a "disinterested person" as defined in that rule, or (iii) impairs the rights of any option holder granted under the Nonemployee Director Plan, without such option holder's consent.

        FEDERAL INCOME TAX CONSEQUENCES. Under current federal income tax law, options granted under the Nonemployee Director Plan will be non- qualified stock options which do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. The grant of a non- qualified option has no federal tax consequences for the optionee or the Company. Upon the exercise of a non-qualified option, the optionee is deemed to realize taxable income to the extent that the fair market value of the shares of Common Stock exceeds the option price. The Company is entitled to a tax deduction for such amounts at the date of exercise. If any stock received upon the exercise of a non-qualified option is later sold, any excess of the sale price over the fair market value of the stock at the date of exercise is taxable to the optionee.


                           RELATED PARTY TRANSACTIONS

LOANS FROM ORGANIZERS

        Over the past several months, the organizers of the Bank have made loans to the Company to cover organizational expenses of the Company and the Bank. No interest is payable on the loans. All of these loans will be repaid by the Company from the net proceeds of the offering. The organizers include the members of the Board of Directors and executive officers.

LEGAL

        Sotiroff & Abramczyk, P.C., of which Mr. Philip Sotiroff is a member, has performed legal services for the Company and the Bank during the organizing process and in connection with this offering. The Company has paid that firm approximately $50,000 in fees for those services. The Company and the Bank expect to retain Mr. Sotiroff's firm as general counsel after operations commence.

BANKING TRANSACTIONS

        It is anticipated that the directors and officers of the Company and the Bank and the companies with which they are associated will have banking and other transactions with the Company and the Bank in the ordinary course of business. It is the Bank's policy that any loans and commitments to lend to such affiliated persons or entities included in such transactions will be made in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness, and will not involve more than normal risk or present other unfavorable features to the Company and the Bank. Applicable law and Bank policy generally require that transactions between the Company or the Bank, and any officer, director, principal shareholder, or other affiliate of the Company or the Bank will be on terms no less favorable to the Company or the Bank than could be obtained on an arms-length basis from unaffiliated independent third parties.

INDEMNIFICATION

        The Articles of Incorporation and Bylaws of the Company provide for the indemnification of directors and officers of the Company, including reasonable legal fees, incurred by such directors and officers while acting for or on behalf of the Company as a director or officer, subject to certain limitations. See "Description of Capital Stock -- Indemnification of Directors and Officers." The scope of such indemnification otherwise permitted by Michigan law may be limited in certain circumstances by Federal law and regulations. See "Supervision and Regulation -- Recent Regulatory Developments." The Company may purchase directors' and officers' liability insurance for directors and officers of the Company and the Bank.

                             PRINCIPAL SHAREHOLDERS

        The Company has only one share of Common Stock outstanding with such
share being held by Richard Zamojski.   The following table sets forth certain
information with respect to the anticipated beneficial ownership of the Company's Common Stock after the sale of shares offered hereby, by (i) each person expected by the Company to beneficially own more than 5% of the outstanding Common Stock; (ii) each of the current directors and executive officers of the Company; and (iii) all such directors and executive officers of the Company as a group. All share numbers are provided based upon such directions from the Company and non-binding expressions of interest supplied by the persons listed below. Depending upon their individual circumstances at the time, each of such persons may purchase a greater or fewer number of shares than indicated in the following table and in fact may purchase no shares.



                  [Remainder of Page Intentionally Left Blank]

                                                 Number of shares               Percentage of
                                                beneficially owned            outstanding shares
          Name and Address                       after offering (1)           after offering (5)
    -----------------------------                ------------------           ------------------
    Anthony S. Albanese                            12,000                           1.2%
    330 Eaton Drive
    Northville, MI 48167

    H. Perry Driggs, Jr.                            6,000(2)(3)                     *
    30915 Timberbrook Lane
    Bingham Farms, MI 48025

    Lewis N. George                                21,000(2)                        2.1%
    5241 North Bay Drive
    Orchard Lake, MI 48324

    Phillip R. Harrison                            11,000(2)                        1.1%
    4792 Split Rail
    Brighton, MI 48116

    Darryle J. Parker                               1,500                            *
    5750 Parkside Drive
    Monroe, MI 48161

    Philip Sotiroff                                38,500(2)(4)                     3.8%
    770 E. Glengarry Circle
    Bloomfield Hills, MI 48301

    Richard Zamojski                                8,100(4)                         *
    11790 Pine Mountain Drive
    Brighton, MI 48116

------------------------
*   Less than 1.0%

(1) Some or all of the Common Stock listed may be held jointly with, or for the benefit of, spouses and children of, or various trusts established by, the person indicated.

(2) Includes 6,000 shares that such person has the right to acquire within 60 days of the date of this prospectus, pursuant to the Company's Nonemployee Director Plan.

(3) Mr. and Mrs. Driggs are prohibited from purchasing Common Stock in this offering because of Mr. Driggs' status as a securities agent for a registered broker-dealer.

(4) Includes 2,500 shares to be held by Mr. Sotiroff's spouse and 100 shares to be held by Mr. Zamojski's minor daughter.

(5) The percentages shown are based on the 1,000,000 shares offered hereby plus the number of shares that the named person or group has the right to acquire within 60 days of the date of this Prospectus, and assumes no exercise of the Underwriter's over-allotment option.

                           SUPERVISION AND REGULATION

GENERAL

         Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Commissioner, the Securities and Exchange Commission (the "SEC"), the Michigan Department of Consumer and Industry Services, the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

         Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank and the public, rather than shareholders of the Bank or the Company.

         Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the operation, management and lending activities of the Bank, including internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and loan-to- value ratios for loans secured by real property. The Bank intends to comply with these requirements, and in some cases may apply more restrictive standards.

         The following references to statutes and regulations are intended to summarize material effects of certain government regulation on the business of the Company and the Bank. Any change in government regulation may have a material adverse effect on the Company, the Bank and their operations.

THE COMPANY


        GENERAL. The Company has received approval from the Federal Reserve Board pursuant to Section 3(a)(1) of the Bank Holding Company Act of 1956, as amended ("BHCA"), to acquire all of the capital stock of the Bank, subject to certain conditions. When the Company becomes the sole shareholder of the Bank, the Company will be a bank holding company and, as such, will be required to register with, and will be subject to the supervision of and regulation by, the Federal Reserve Board under the BHCA. Under the BHCA, the Company will be subject to periodic examination by the Federal Reserve Board and will be required to file periodic reports of its operations and such additional information as the Federal Reserve Board may require. The Company also will be required to file periodic reports with, and otherwise comply with the rules and regulations of, the SEC under the federal securities laws.


         In accordance with Federal Reserve Board policy, the Company will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner either to restore the bank's capital by a special assessment upon its shareholders or to initiate the liquidation of the bank.

         INVESTMENTS AND ACTIVITIES. Under the BHCA, bank holding companies are prohibited, with certain limited exceptions, from engaging in, or acquiring, directly or indirectly, control of voting securities or assets of a company engaged in, any activity other than banking or managing or controlling banks or an activity that the Federal Reserve

Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage and consumer and commercial finance company operations. Any such acquisition will require, except in certain cases, prior written notice to the Federal Reserve Board.

         In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and its subsidiaries, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

         In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in the relevant geographic and product markets, each party's financial condition and managerial resources and record of performance under the Community Reinvestment Act. Since September 29, 1995, the BHCA has permitted the Federal Reserve Board under specified circumstances to approve the acquisition, by a bank holding company located in one state, of a bank or bank holding company located in another state, without regard to any prohibition contained in state law. See "Recent Regulatory Developments."

         The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of assets of another bank, or the assumption of liability by such a subsidiary to pay any deposits in another bank, will require the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the Commissioner under the Michigan Banking Code, may be required.

         CAPITAL REQUIREMENTS. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

         The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

         The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

         The Federal Reserve Board's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets unless: (i) the bank holding company is engaged directly or indirectly in any non bank activity involving significant leverage or (ii) the holding company has outstanding significant debt held by the general public. Nonetheless, on a pro forma basis, assuming the issuance and sale by the Company of the 1,000,000 shares of Common Stock offered hereby at $10.00 per share, the Company's leverage capital ratio, risk-based capital ratio and Tier 1 leverage ratio, in each case as calculated on a consolidated basis under the Federal Reserve Board's capital guidelines, would exceed the minimum requirements.

         DIVIDENDS. The Company is a corporation separate and distinct from the Bank. Most of the Company's revenues will be received by it in the form of dividends or interest paid by the Bank. The Bank is subject to statutory and other restrictions on its ability to pay dividends. See "The Bank -- Dividends" and "Risk Factors -- Government Regulation and Monetary Policy."
The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Bank are possessed by the federal banking regulators. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

         In addition to the restrictions on dividends imposed by the Federal Reserve Board, the Michigan Business Corporation Act imposes certain restrictions on the declaration and payment of dividends by Michigan corporations such as the Company. See "Description of Capital Stock -- Common Stock -- Dividend Rights."

THE BANK

         GENERAL. Upon completion of its organization, the Bank will be a Michigan banking corporation, and its deposit accounts will be insured up to applicable limits by the FDIC under the Bank Insurance Fund (the "BIF"). As an FDIC-insured, Michigan-chartered bank, and a member of the Federal Reserve System, the Bank will be subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the Federal Reserve Board, as the Bank's primary federal regulator. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts and the safety and soundness of banking practices.

         DEPOSIT INSURANCE. As an FDIC-insured institution, the Bank will be required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are assigned one of nine categories (consisting of one of three capital subcategories and one of three supervisory subcategories) and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi- annual assessment period.

         FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In November 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1997, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, rule, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.


         FEDERAL RESERVE SYSTEM MEMBERSHIP. When the Bank's membership in the Federal Reserve System becomes effective, the Federal Reserve Board will be the principal federal bank regulator for the Bank and will conduct periodic examinations of the Bank.


         CAPITAL REQUIREMENTS. The federal banking regulators have established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as the Bank: (i) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks and a minimum ratio of Tier I capital to total assets of 4% to 5% for all others, and (ii) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half of that total capital amount must consist of Tier 1 capital. Tier 1 capital consists principally of shareholders' equity.

         The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. As a condition to the regulatory approvals of the Bank's formation, the Bank will be required to have an initial capitalization sufficient to provide a ratio of Tier 1 capital to total estimated assets of at least 9% for the first three years of operation.

         PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal depository institution regulators are required to take certain mandatory supervisory actions, and may take certain discretionary supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. In addition, subject to a narrow exception, FDICIA generally requires the federal depository institution regulators to appoint a receiver or conservator for an institution that is critically undercapitalized.

         As mandated by FDICIA, the federal banking regulators have specified by regulation the relevant capital measures at which an insured depository institution is deemed well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Pursuant to the FDIC's regulations implementing the prompt corrective action provisions of FDICIA, a bank will be deemed to be: (i) well capitalized if the bank has a total risk-based capital ratio of 10% or greater, Tier 1 risk-based capital ratio of 6% or greater and leverage ratio of 5% or greater; (ii) adequately capitalized if the bank has a total risk-based capital ratio of 8% or greater, Tier 1 risk-based capital ratio of 4% or greater and leverage ratio of 4% or greater (3% for the most highly rated banks); (iii) undercapitalized if the bank has a total risk-based capital ratio of less than 8%, Tier 1 risk-based capital ratio of less than 4% or leverage ratio of less than 4% (less than 3% for the most highly rated banks); (iv) significantly undercapitalized if the bank has a total risk-based capital ratio of less than 6%, Tier 1 risk-based capital ratio of less than 3% or leverage ratio of less than 3%; and (v) critically undercapitalized if the bank has a ratio of tangible equity to total assets of 2% or less.

         Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination by each institution's appropriate federal depository institution regulatory agency.

         Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan (which must include a holding company guarantee of performance); placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks requiring the holding company to divest certain subsidiaries including the institution; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver or conservator for the institution.

         In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

         DIVIDENDS. As a banking corporation organized under Michigan law, the Bank will be restricted as to the maximum amount of dividends it may pay on its Common Stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. The Bank may not declare or pay a dividend unless it will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding half- year (in the case of quarterly or semi-annual dividends) or full year (in the case of annual dividends) has been transferred to surplus. The Bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote, increase its capital stock by a declaration of a stock dividend, provided that after the increase its surplus equals at least 20% of its capital stock, as increased. The Bank may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Bank has no present plans to issue preferred stock.

         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

         INSIDER TRANSACTIONS. The Bank is subject to certain restrictions imposed by the Federal Reserve Act ("FRA") on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries, and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. These restrictions limit the aggregate amount of transactions with any individual affiliate to 10% of the Bank's capital and surplus, limit the aggregate amount of transactions with all affiliates to 20% of the Bank's capital and surplus, require that loans and certain other extensions of credit be secured by collateral in certain specified amounts and types, generally prohibit the purchase of low quality assets from affiliates and generally require that certain transactions with affiliates, including loans and asset purchases, be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with nonaffiliated individuals or entities.

         Also, the FRA prescribes certain limitations and reporting requirements on extensions of credit by the Bank to its directors and executive officers, to directors and executive officers of the Company and its subsidiaries, to principal shareholders of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders. Among other things, the FRA, and the regulations thereunder, require such loans to be made on substantially the same terms as those offered to unaffiliated individuals, place limits on the amount of loans the Bank may extend to such individuals and require certain approval procedures to be followed. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

         SAFETY AND SOUNDNESS STANDARDS. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits, and specifically prohibit, as an unsafe and unsound practice, excessive compensation that could lead to a material loss to an institution. The federal banking agencies also adopted asset quality and earnings standards that were added to the safety and soundness guidelines effective October 1, 1996. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for
achieving and maintaining compliance.   Failure to submit an acceptable
compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         STATE BANK ACTIVITIES. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from directly or indirectly acquiring or retaining any equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA. These restrictions are not currently expected to have a material impact on the operations of the Bank.

         CONSUMER BANKING. The Bank's business will include making a variety of types of loans to individuals. In making these loans, the Bank will be subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and servicers under the National Flood Insurance Program. See "Recent Regulatory Developments." In receiving deposits, the Bank will be subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank, its directors and officers.

RECENT REGULATORY DEVELOPMENTS.

         The Deposit Insurance Funds Act of 1996 (the "DIFA"), which was part of the omnibus appropriations bill for fiscal year 1997, addresses the problem of the undercapitalized Savings Association Insurance Fund (the "SAIF"). As required under the DIFA, the FDIC imposed a one-time special assessment on savings associations to bring the SAIF up to a mandated reserve ratio of 1.25% of insured deposits.

         In addition, beginning on January 1, 1997, banks and thrifts will be required to share in the payment of the Financing Corporation (the "FICO") bonds, which payments will not be material to the Bank. The FICO bonds were issued pursuant to the Competitive Equality Banking Act of 1987 to recapitalize the Federal Savings and Loan Insurance Corporation. Prior to the enactment of the DIFA, savings associations alone paid assessments on the FICO bonds.

         In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages and reductions in compliance burdens regarding Currency Transaction Reports, in addition to reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.

         The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allows individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.

         In November, 1995, Michigan exercised its right to opt-in early to the Riegle-Neal Act, and permitted non-U.S. banks to establish branch offices in Michigan. Effective November 29, 1995, the Michigan Banking Code was amended to permit, in appropriate circumstances and with the approval of the Commissioner, (i) the acquisition of Michigan-chartered banks by FDIC-insured banks, savings banks or savings and loan associations located in other states,
(ii) the sale by a Michigan-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC-insured bank, savings bank or savings and loan association located in a state in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity, (iii) the acquisition by a Michigan-chartered bank of an FDIC-insured bank, savings bank or savings and loan association located in another state,
(iv) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, (v) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered either by Michigan or one of such other states, (vi) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia or U.S. territories or protectorates, (vii) the establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan-chartered bank to establish a branch in such jurisdiction, and (viii) the establishment by foreign banks of branches located in Michigan. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.

         The Michigan Legislature has adopted, with effect from March 28, 1996, the Credit Reform Act. This statute, together with amendments to other related laws, permits regulated lenders, indirectly including Michigan-chartered banks, to charge and collect higher rates of interest and increased fees on certain types of loans to individuals and businesses. The laws prohibit "excessive fees and charges", and authorize governmental authorities and borrowers to bring actions for injunctive relief and statutory and actual damages for violations by lenders. The statutes specifically authorize class actions, and also civil money penalties for knowing and wilful, or persistent violations.

         FDIC regulations, which became effective April 1, 1996, impose certain limitations (and in certain cases, prohibitions) on (i) "golden parachute" severance payments by troubled depository institutions, their subsidiaries and affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees or principal shareholders of the institution), and (ii) indemnification payments by a depository institution, their subsidiaries and affiliated holding companies, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively. See "Description of Capital Stock --Indemnification of Directors and Officers."


                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 4,500,000 shares of Common Stock and 500,000 shares of Preferred Stock. As of the date of this Prospectus, there is one share of Common Stock issued and outstanding. No shares of Preferred Stock have been issued by the Company nor does the Company have any plans or intentions to issue any Preferred Stock.

         Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation of such series; (ii) the dividend rate, the relation which such dividends shall bear to dividends paid on any other class of stock or any other series of Preferred Stock, and whether dividends are to be cumulative; (iii) the amount per share, if any, which holders shall be entitled to receive upon redemption of shares or upon voluntary or involuntary liquidation, dissolution or winding up of the Company; (iv) the conversion or exchange rights, if any, of shares of such series; (v) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (vi) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

         Dividend Rights. Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution. Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of the Bank. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors. As the Bank is not expected to be profitable during its start up period, the Company does not expect to be in a position to declare dividends at any time in the foreseeable future.

         Voting Rights. Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

         Preemptive Rights. Holders of Common Stock do not have preemptive rights.

         Liquidation Rights. Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

         Transfer Agent. Registrar and Transfer Company, Cranford, New Jersey, will serve as the transfer agent of the Company's Common Stock.

DESCRIPTION OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

         The following provisions of the Company's Articles of Incorporation and Bylaws may delay, defer, prevent or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, thereby reducing the Company's vulnerability to an unsolicited takeover attempt.

         Classification of the Board of Directors. The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes of directors, each class to be as nearly equal in number as possible, and the Company's Bylaws provide that the number of directors shall be fixed by majority of the Board at no fewer than five nor more than twelve. Pursuant to the Articles of Incorporation, the Company's directors have been divided into three classes. Two Class I directors have been elected for a term expiring at the 1998 annual meeting of shareholders, two Class II directors have been elected for a term expiring at the 1999 annual meeting of shareholders and two Class III directors have been elected for a term expiring at the 2000 annual meeting of shareholders (in each case, until their respective successors are elected and qualified). Subsequent terms of each class of director will be three years.

         Removal of Directors. The MBCA provides that, unless the Articles of Incorporation otherwise provide, shareholders may remove a director or the entire board of directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

         Filling Vacancies on the Board of Directors. The Company's Articles of Incorporation provide that a new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

         Nominations of Director Candidates. The Company's Bylaws include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Bylaws provide certain procedures that must be followed. The shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

         Certain Shareholder Action. The Company's Articles of Incorporation do not permit shareholder action to be taken by written consent by less than 100% of the total shares entitled to vote. In addition, the Company's Bylaws do not permit shareholders of the Company to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

         Increased Shareholder Vote for Alteration, Amendment or Repeal of Article or Bylaw Provisions. The Company's Articles of Incorporation require the affirmative vote of the holders of at least 75% of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of the Company's Articles of Incorporation or Bylaws.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Michigan Fair Price Act. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

         Control Share Act. The MBCA regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). Following completion of the offering, the Control Share Act is expected to apply to the Company and its shareholders. The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33-1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws provide that the Company shall indemnify its present and past directors, executive officers, and such other persons as the Board of Directors may authorize, to the fullest extent permitted by law. The Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the Company. The Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company, or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         With respect to derivative actions, the Bylaws provide that the Company shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Company, or, while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to the Company except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

LIMITATION OF DIRECTOR LIABILITY

         The MBCA permits corporations to limit the personal liability of their directors in certain circumstances. The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the MBCA, currently including, without limitation, the following: (i) breach of the director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of MBCA; and (iv) transactions from which the director derived an improper personal benefit.


                        SHARES ELIGIBLE FOR FUTURE SALE

         The Company presently has one share of Common Stock outstanding. That share is held by a member of the Board of Directors and it will be redeemed at its original cost of $10 after completion of the offering. Upon completion of the offering, the Company expects to have 1,000,000 shares of its Common Stock outstanding. The 1,000,000 shares of the Company's Common Stock sold in the offering (plus any additional shares sold upon the Underwriter's exercise of their over-allotment option) have been registered with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 (the "Securities Act") and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers or other affiliates of the Company (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to Rule 144 under the Securities Act.

         In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements and the availability of current public information about the Company.

         The Company and the directors and officers of the Company and the Bank (who are expected to beneficially hold an aggregate of approximately 74,100 shares after the offering), have agreed, or will agree, that (i) they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter for a period of 180 days from the date of this Prospectus, except that (a) the Company may issue shares upon the exercise of options under the Company's 1997 Employee Stock Option Plan or the Nonemployee Directors Plan, and (b) the directors and officers may give Common Stock owned by them to others who have agreed in writing to be bound by the same agreement, and (ii) they will not sell, transfer, assign, pledge or hypothecate any shares of Common Stock for a period of three months from the date of the Prospectus acquired in connection with directions from the Company for issuer directed securities. The Underwriter may waive certain of the transfer restrictions described above; however, it has no intention to do so. The Company cannot waive such restrictions.

         Prior to the offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of the offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.


                                  UNDERWRITING

         The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company 1,000,000 shares of the Company's Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions and provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the offering by the National Association of Securities Dealers, Inc. (the "NASD"). The Underwriter is obligated to purchase all 1,000,000 of the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, if any are purchased.

         If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriter for all accountable out-of-pocket expenses, including Underwriter's counsel's fees and any Blue Sky costs, incurred by it in connection with the proposed purchase and sale of the Common Stock, up to $50,000. If the Underwriter purchases 1,000,000 shares, then the Company will reimburse the Underwriter for all accountable out-of-pocket expenses, including Underwriter's counsel's fees and any Blue Sky costs, incurred by it in connection with the proposed purchase and sale of the Common Stock, up to $25,000. If the Underwriter exercises the full amount of the over-allotment option, then the Company will not reimburse the Underwriter for any out-of-pocket expenses. The Company must pay certain fees and expenses if, within one year after the execution of the Underwriting Agreement, (i) the Company terminates the Offering for reasons other than the Underwriter's refusal to or inability to complete the Offering, and (ii) the Company raises capital either
publicly or privately.   The Company has advanced $15,000 to the Underwriter in
connection with the Company's expense reimbursement obligation.


         The Company and the Underwriter have agreed that the Underwriter will purchase the 1,000,000 shares of Common Stock offered hereunder at a price to the public of $10.00 per share less underwriting discounts and commissions of $0.70 per share. However, no underwriting discounts or commissions will be incurred by the Company with respect to up to 300,000 shares sold by the Underwriter, pursuant to directions from the Company, to members of the Board of Directors of the Company, their immediate families or certain other friends and acquaintances who have expressed a nonbinding interest in investing in the Company prior to the involvement of the Underwriter. The Underwriter has no legal obligation to sell shares to such people and no shares have been reserved for such sales, other than the 74,100 shares to be purchased by the directors and officers of the company. The Underwriter proposes to offer the Common Stock to selected dealers who are members of the NASD, at a price of $10 per share less a concession not in excess of $0.40 per share. The Underwriter may allow, and such dealers may re-allow, concessions not in excess of $0.10 per share to certain other brokers and dealers.

         The Underwriter has informed the Company that the Underwriter does not intend to make sales to any accounts over which it exercises discretionary authority.

         The Company has granted the Underwriter an option, exercisable within 30 days after the date of this offering, to purchase up to an additional 150,000 shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the offering.

         The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter and its controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator, or any omission of certain material facts from such documents.

         There has been no public trading market for the Common Stock. The price at which the shares are being offered to the public was determined by negotiations between the Company and the Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with initial public offerings for financial institutions.


                               LEGAL PROCEEDINGS

         Neither the Bank nor the Company is a party to any pending legal proceedings or aware of any threatened legal proceedings where the Company or the Bank may be exposed to any material loss.

                                 LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for the Company by Dykema Gossett PLLC, Detroit, Michigan. Warner Norcross & Judd LLP, Grand Rapids, Michigan, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.


                                    EXPERTS

         The financial statements of the Company included in this Prospectus have been audited by Plante & Moran, LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements and their report have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission ("SEC") a Form SB-2 Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Rules and Regulations of the SEC. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected at and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Room 1400, 75 Park Place, New York New York 10007.

Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy and information statements that are filed electronically with the SEC. The address of the site is http://www.sec.gov.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above under "Description of Capital Stock -- Indemnification of Directors and Officers," or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        MICHIGAN HERITAGE BANCORP, INC.
                              FINANCIAL STATEMENTS
                      (A COMPANY IN THE DEVELOPMENT STAGE)


                                     INDEX

                                                                 PAGE NO.
          REPORT LETTER ...........................................F-2

          FINANCIAL STATEMENTS
               Balance Sheet.......................................F-3
               Statement of Shareholder's Equity...................F-4
               Statement of Income.................................F-5
               Statement of Cash Flows.............................F-6
               Notes to Financial Statements.......................F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Michigan Heritage Bancorp, Inc.

We have audited the accompanying balance sheet of Michigan Heritage Bancorp, Inc. (a company in the development stage) as of December 31, 1996 and the related statements of shareholder's equity, income and cash flows for the year ended December 31, 1996 and since inception. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Heritage Bancorp, Inc. (a company in the development stage) as of December 31, 1996, and the results of its operations and cash flows for the year ended December 31, 1996 and since inception in conformity with generally accepted accounting principles.



                                                     /S/ Plante & Moran, LLP


January 10, 1997
Bloomfield Hills, Michigan

                       MICHIGAN HERITAGE BANCORP, INC.
                    (A COMPANY IN THE DEVELOPMENT STAGE)
                                 BALANCE SHEET
                              DECEMBER 31, 1996



                                     ASSETS
            Cash                                                                         $ 67,445
            Office equipment and construction in progress                                  32,839
            Organization                                                                   97,329
            Deferred offering costs                                                        45,962
                                                                                         --------

                          Total assets                                                   $243,575
                                                                                         ========

                      LIABILITIES AND SHAREHOLDER'S EQUITY


            Accounts payable                                                             $ 57,016

            Related party notes payable (Note 2)                                          255,000

            STOCKHOLDER'S EQUITY
               Preferred stock - no par value; 500,000 shares authorized, none issued       ----
               Common stock - no par value; 4,500,000 shares authorized,
                 one share issued and outstanding                                              10
               Deficit accumulated during the development stage                           (68,451)

                 Total stockholder's equity                                               (68,441)
                                                                                         --------
                 Total liabilities and stockholder's equity                              $243,575
                                                                                         ========





See Notes to Financial Statements.

                       MICHIGAN HERITAGE BANCORP, INC.
                     (A COMPANY IN THE DEVELOPMENT STAGE)
                      STATEMENT OF SHAREHOLDER'S EQUITY
              YEAR ENDED DECEMBER 31, 1996 (AND SINCE INCEPTION)


                                                      DEFICIT
                                                    ACCUMULATED
                                                     DURING THE
                             PREFERRED   COMMON      DEVELOPMENT
                                STOCK     STOCK        STAGE        TOTAL
                             ---------   -------    ------------    -----
Balance at January 1, 1996
   (and since inception)       $   -       $  -      $      -     $      -

Issuance of common stock           -         10             -           10

Net loss                           -          -       (68,451)     (68,451)
                               -----       ----      --------     --------
Balance at December 31, 1996   $   -       $ 10      $(68,451)    $(68,441)
                               =====       ====      ========     ========











See Notes to Financial Statements.

                       MICHIGAN HERITAGE BANCORP, INC.
                     (A COMPANY IN THE DEVELOPMENT STAGE)
                           STATEMENT OF OPERATIONS
              YEAR ENDED DECEMBER 31, 1996 (AND SINCE INCEPTION)




                                            Year Ended             Since
                                          December 31, 1996       Inception
                                          -----------------  --------------
     Interest Income                         $  1,055            $  1,055

     Operating Expenses
        Salaries and Employee Benefits         43,467              43,467
        Occupancy Expense                      13,564              13,564
        Other                                  12,475              12,475
                                             --------            --------

           Total operating expenses            69,506              69,506
                                             --------            --------

     Loss Before Income Taxes                 (68,451)            (68,451)
                                             --------            --------

     Provision For Income Taxes (Note 6)         ----                ----
                                             --------            --------

     Net Loss                                $(68,451)           $(68,451)
                                             ========            ========


















See Notes to Financial Statements.

                        MICHIGAN HERITAGE BANCORP, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                            STATEMENT OF CASH FLOWS
            YEAR ENDED DECEMBER 31, 1996 (AND SINCE INCEPTION)



                                                     Year Ended        Since
                                                  December 31, 1996   Inception
                                                  -----------------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from development stage operations      $ (68,451)         $ (68,451)
   Adjustments to reconcile net income from
      development stage operations to net
      cash from operating activities -
      Increase in accounts payable                    57,016             57,016
                                                   ---------          ---------

      Net cash used in operating activities          (11,435)           (11,435)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of office equipment and construction
      in process                                     (32,839)           (32,839)
   Organizational costs                              (97,329)           (97,329)
                                                   ---------          ---------

      Net cash used in investing activities         (130,168)          (130,168)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from related party notes payable         255,000            255,000
   Deferred offering costs                           (45,962)           (45,962)
   Sale of common stock                                   10                 10
                                                   ---------          ---------

         Net cash provided by financing activities   209,048            209,048

NET INCREASE IN CASH                                  67,445             67,445

CASH - Beginning of period                               ---                ---
                                                   ---------          ---------

CASH - End of period                               $  67,445          $  67,445
                                                   =========          =========



See Notes to Financial Statements.

                       MICHIGAN HERITAGE BANCORP, INC.
                     (A COMPANY IN THE DEVELOPMENT STAGE)
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - Michigan Heritage Bancorp, Inc. (the "Company") was incorporated in 1989, but remained dormant until recently. The Company became active to operate a new bank, Michigan Heritage Bank (the "Bank") in Novi, Michigan. The Company intends to raise a minimum of $9,310,000 in equity capital through the sale of 1,000,000 shares of the Company's common stock at $10 per share, net of underwriting discounts and offering costs. Proceeds from the offering will be used to capitalize the Bank, lease facilities and provide working capital.

         Basis of presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Organization and Preopening Costs - Organization costs represent incorporation costs, legal and accounting costs and other costs relating to the establishment of the Company. These costs will be amortized over a 60-month period after the commencement of operations.

         Deferred Offering Costs Deferred offering costs include legal, consulting and accounting costs incurred in connection with the
         registration of the Company's common stock.   Those cost will be
         charged against the stock proceeds or, if the offering is not successful, charged to expense at that time.

NOTE 2 - NOTES PAYABLE RELATED PARTIES

         Noninterest-bearing demand notes payable in the amount of $255,000 are outstanding to the Company's organizers. Management intends to repay the loans from the proceeds of the common stock offering.

NOTE 3 - RELATED PARTY LEASE COMMITMENT

         In September 1996, the Company entered into a lease commitment for an office through June 30, 2002. In connection with the lease, the Company obtained a standby letter of credit in the amount of $35,000 for the benefit of the landlord. The Company has the right, if regulatory approvals necessary to operate the Bank are not obtained by September 1, 1997, to pay $35,000 and terminate the lease.

         The future minimum lease payments are as follows:

                    1997       $ 45,000
                    1998         45,000
                    1999         45,000
                    2000         45,000
                    2001         45,000
                   Thereafter    22,500
                               --------

                    Total      $247,500
                               ========

NOTE 4 -  COMMITMENT

         In November 1996, the Company entered into commitments to remodel the facility and purchase furniture and equipment. The remaining commitment is for approximately $71,000 and is payable upon the completion of the project.

NOTE 5 - STOCK OPTION PLANS

         The Company has adopted a stock option plan for its employees and also has one for its nonemployee directors. The total number of shares which may be issued under both plans will not exceed 100,000 shares. The shares will be authorized but unissued shares.

NOTE 6 INCOME TAXES

         At December 31, 1996, the Company had approximately $68,000 of net operating loss carryforwards. The tax benefit of these carryforwards ($23,000) has been offset by a valuation allowance.

            -------------------------------------------------------
            -------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information..................     2
Prospectus Summary.....................     3
Risk Factors...........................     5
Use of Proceeds........................     9
Dividend Policy........................    10
Capitalization.........................    11
Business...............................    11
Management.............................    17
Related Party Transactions.............    23
Principal Shareholders.................    24
Supervision and Regulation.............    26
Description of Capital Stock...........    33
Shares Eligible for Future Sale........    36
Underwriting...........................    37
Legal Proceedings......................    38
Legal Matters..........................    38
Experts................................    38
Additional Information.................    38
Index to Financial Statements..........   F-1

                            ------------------------
UNTIL                , 1997 (90 DAYS AFTER THE EFFECTIVE DATE OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
            -------------------------------------------------------
            -------------------------------------------------------
            -------------------------------------------------------
            -------------------------------------------------------

                                1,000,000 SHARES

                     [MICHIGAN HERITAGE BANCORP, INC. LOGO]

                                  COMMON STOCK
                           --------------------------

                                   PROSPECTUS
                           --------------------------
                               (RONEY & CO. LOGO)

                                            , 1997

            -------------------------------------------------------
            -------------------------------------------------------

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The registrant's Bylaws provide that the registrant shall indemnify its present and past directors, executive officers, and such other persons as the Board of Directors may authorize, to the full extent permitted by law.

        The registrant's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the registrant. The Bylaws provide that the registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is, or while serving as such a director or officer was, serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        With respect to derivative actions, the Bylaws provide that the registrant shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such judgment or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been found liable to the registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        The registrant's Articles of Incorporation provide that a director of the registrant shall not be personally liable to the registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimiFati1n or limitation of liability is not permitted by the Michigan Business Corporation Act (the "MBCA"), currently including, without limitation, the following: (1) breach of the director's duty of loyalty to the registrant or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of MBCA; and (4) transactions from which the director derived an improper personal benefit.

    ITEM 25.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee, and assume sale of 1,000,000 shares in the offering.

         SEC registration fee . . . . . . . . . . . . . . . . . . .    $  3,485
         NASD filing fee  . . . . . . . . . . . . . . . . . . . . .       1,650
         Printing and mailing expenses  . . . . . . . . . . . . . .      15,000
         Fees and expenses of counsel . . . . . . . . . . . . . . .      80,000
         Accounting and related expenses  . . . . . . . . . . . . .      30,000
         Blue Sky fees and expenses (including counsel fees)  . . .      20,000
         Registrar and Transfer Agent fees  . . . . . . . . . . . .       3,500
         Underwriter's Expenses*  . . . . . . . . . . . . . . . . .      25,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . .      21,365
                                                                       --------
             Total  . . . . . . . . . . . . . . . . . . . . . . . .    $200,000
                                                                       ========

* If the Underwriter exercises its over-allotment option in full, then the Underwriter's Expenses will be $0.


ITEM 26.         RECENT SALES OF UNREGISTERED SECURITIES.

        The registrant has borrowed approximately $200,000 from its organizers during the past nine months to pay organizational and related expenses. To the extent that such transactions would be deemed to involve the offer or sale of a security, the registrant would claim an exemption under Section 4(2) of the Securities Act of 1933 for such transactions. In addition, the registrant, sold one share of its Common Stock to Richard Zamojski, its Chairman and Chief Executive Officer, for $10. The registrant also claims an exemption for such sale pursuant to Section 4(2).

ITEM 27.         EXHIBITS.

Exhibit No.      Description
-----------      -----------
1                *Form of Underwriting Agreement
3.1              **Restated Articles of Incorporation of Michigan Heritage Bancorp, Inc.
3.2              **Bylaws of Michigan Heritage Bancorp, Inc.
4                **Specimen common stock certificate
5                **Opinion of Dykema Gossett PLLC
10.1             **Form of 1997 Employee Stock Option Plan
10.2             **Form of 1997 Stock Option Plan for Nonemployee Directors
10.3             **Sublease dated as of September 30, 1996, between Comerica Bank and Michigan
                 Heritage Bank
21               **Subsidiaries of Michigan Heritage Bancorp, Inc.
23.1             **Consent of Dykema Gossett PLLC (included in opinion filed as Exhibit 5)
23.2             **Consent of Plante & Moran, LLP
24               **Power of Attorney (included on page II-4)
27               **Financial Data Schedule (EDGAR filing only)

*   Filed herewith.
**  Previously filed.

ITEM 28.         UNDERTAKINGS.

        The undersigned registrant hereby undertakes as follows:

        (1) The registrant will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (3)  The registrant will:

             (i) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective; and

             (ii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.



                  [Remainder of Page Intentionally Left Blank]

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to this Registration Statement be signed on its behalf by the undersigned, in the City of Novi, State of Michigan, on February 21, 1997.


                                        MICHIGAN HERITAGE BANCORP, INC.


                                        By: /s/ Anthony S. Albanese
                                           ---------------------------------
                                            Anthony S. Albanese, President


         In accordance with the requirements of the Securities Act of 1933, this amendment to this Registration Statement was signed by the following persons in the capacities indicated on February 21, 1997.


         Signatures                        Title
         ----------                        -----
/s/ Richard Zamojski                       Chairman of the Board, Chief Executive Officer and Director
--------------------------------           (principal executive officer)
Richard Zamojski

/s/ Anthony S. Albanese                    President, Chief Operating Officer and Director
--------------------------------
Anthony S. Albanese

/s/ Darryle J. Parker                      Secretary, Treasurer and Chief Financial Officer (principal
--------------------------------           financial and accounting officer)
Darryle J. Parker

             *                             Director
--------------------------------
H. Perry Driggs, Jr.

             *                             Director
--------------------------------
Lewis N. George

             *                             Director
--------------------------------
Phillip R. Harrison

             *                             Director
--------------------------------
Philip Sotiroff

*   By   /s/ Anthony S. Albanese
         -------------------------------------
         Anthony S. Albanese, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1       *Form of Underwriting Agreement


-------------------------

 * Filed herewith.